     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 10, 1998
                                                       REGISTRATION NO. 333-____
================================================================================
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549
                                   ________
                                   FORM S-3
                            REGISTRATION STATEMENT
                       UNDER THE SECURITIES ACT OF 1933
                                _______________
                      UNITED INTERNATIONAL HOLDINGS, INC.
            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

              DELAWARE                                       84-1116217
      (STATE OR OTHER JURISDICTION                        (I.R.S. EMPLOYER
    OF INCORPORATION OR ORGANIZATION)                   IDENTIFICATION NO.)

                     4643 SOUTH ULSTER STREET, SUITE 1300
                            DENVER, COLORADO 80237
                                (303) 770-4001
              (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
       INCLUDING AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                               ________________

                               J. TIMOTHY BRYAN
                            CHIEF FINANCIAL OFFICER
                      UNITED INTERNATIONAL HOLDINGS, INC.
                     4643 SOUTH ULSTER STREET, SUITE 1300
                            DENVER, COLORADO 80237
                                (303) 770-4001
(NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)
                               ________________

                                  COPIES TO:

      GARTH B. JENSEN, ESQ.                     NICHOLAS P. SAGGESE, ESQ.
    HOLME ROBERTS & OWEN LLP            SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
    1700 LINCOLN, SUITE 4100                  300 SOUTH GRAND AVENUE, #3400
     DENVER, COLORADO 80203                LOS ANGELES, CALIFORNIA 90071-3144
         (303) 861-7000                               (213) 687-5000
                               ________________

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.

     If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [_]

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [_]

                        CALCULATION OF REGISTRATION FEE

----------------------------------------------------------------------------------------------------------------------------
                                                               PROPOSED                PROPOSED
                                                                MAXIMUM                 MAXIMUM               AMOUNT OF
       TITLE OF EACH CLASS OF           AMOUNT TO BE      OFFERING PRICE PER           AGGREGATE            REGISTRATION
    SECURITIES TO BE REGISTERED        REGISTERED (1)          SHARE (1)           OFFERING PRICE (1)            FEE
----------------------------------------------------------------------------------------------------------------------------
Class A Common Stock (par value        5,750,000 shares        $16.28125              $93,617,188              $27,617
        $0.01 per share)
----------------------------------------------------------------------------------------------------------------------------

(1) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) based upon the average of the high and low price of the Company's Class A Common Stock on June 8, 1998, as quoted on the Nasdaq National Market(SM).
                                ______________
     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                   SUBJECT TO COMPLETION, DATED JUNE 10, 1998
PROSPECTUS
      , 1998

                                5,000,000 SHARES

          [LOGO OF UNITED INTERNATIONAL HOLDINGS, INC. APPEARS HERE]

                              CLASS A COMMON STOCK

  All of the 5,000,000 shares (the "Shares") of the Class A Common Stock, $0.01 par value per share (the "Class A Common Stock"), of United International Holdings, Inc. ("UIH" or the "Company") offered hereby (the "Offering") are being sold by the certain stockholders of the Company (the "Selling Stockholders"). The Company will not receive any proceeds from the sale of shares by the Selling Stockholders. See "The Selling Stockholders" and "Underwriting."

  The Class A Common Stock is traded on the Nasdaq National Marketsm under the symbol "UIHIA." On June 8, 1998, the closing sale price of the Class A Common Stock, as reported on the Nasdaq National Marketsm, was $16.125 per share.

  Holders of Class A Common Stock are entitled to one vote per share on all matters submitted to a vote of the stockholders of the Company, and holders of the Company's Class B Common Stock, $0.01 par value per share (the "Class B Common Stock"), are entitled to ten votes per share. Both classes vote together as a single class on all matters, except where class voting is required by the Delaware General Corporation Law. Shares of Class B Common Stock are convertible into shares of Class A Common Stock on a one-for-one basis at the option of the holder. Upon consummation of the Offering, assuming no exercise of the overallotment option granted to the Underwriters by the Company (as set forth below), the holders of Class A Common Stock will have only approximately 28.9% of the combined voting power of the Company's outstanding common stock.

  SEE "RISK FACTORS" STARTING ON PAGE 17 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS PRIOR TO PURCHASING ANY SHARES OF CLASS A COMMON STOCK.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

---------------------------------------------------------------------------------
                                                     UNDERWRITING    PROCEEDS TO
                                         PRICE TO    DISCOUNTS AND   THE SELLING
                                        THE PUBLIC   COMMISSIONS(1)  STOCKHOLDERS
---------------------------------------------------------------------------------
Per Share.............................      $              $              $
Total(2)..............................      $              $              $
---------------------------------------------------------------------------------

(1) The Company and the Selling Stockholders have agreed to indemnify the Underwriters against and to provide contribution with respect to certain liabilities, including liabilities under the Securities Act. See "Underwriting."
(2) The Company has agreed to pay certain expenses relating to the Offering, estimated at $225,000. The Company has granted to the Underwriters a 30-day option to purchase up to 750,000 additional shares of Class A Common Stock at the Price to the Public, less Underwriting Discounts and Commissions, solely to cover overallotments, if any. If this option is exercised in full, the total Price to the Public, Underwriting Discounts and Commissions, Proceeds to the Selling Stockholders and Proceeds to the
    Company would be $        , $        , $         and $        ,
    respectively. See "Underwriting."

  The shares of Class A Common Stock are being offered by the Underwriters, when, as and if delivered to and accepted by the Underwriters, subject to various prior conditions, including their right to reject any order in whole or in part. It is expected that delivery of the share certificates will be made in
New York, New York on or about          , 1998, against payment therefor in
immediately available funds.

DONALDSON, LUFKIN & JENRETTE
   SECURITIES CORPORATION

                      GOLDMAN, SACHS & CO.

                                         MORGAN STANLEY DEAN WITTER

                                                            JANCO PARTNERS, INC.

CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK. SPECIFICALLY, THE UNDERWRITERS MAY OVERALLOT IN CONNECTION WITH THE OFFERING AND MAY BID FOR AND PURCHASE SHARES OF THE CLASS A COMMON STOCK IN THE OPEN MARKET. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

IN CONNECTION WITH THIS OFFERING, CERTAIN UNDERWRITERS AND SELLING GROUP MEMBERS MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON STOCK ON NASDAQ IN ACCORDANCE WITH RULE 103 UNDER REGULATION M. SEE "UNDERWRITING."

  This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities other than the securities to which it relates or an offer to sell or the solicitation of an offer to buy such securities by any person in any circumstances or jurisdiction in which such offer or solicitation is unlawful. The distribution of this Prospectus and the offering and sale of the securities in certain jurisdictions may be restricted by law. Persons into whose possession this Prospectus comes are required by the Company, the Selling Stockholders and the Underwriters to inform themselves about and to observe any such restrictions. For a further description of certain restrictions on offering and sales of the securities, see "Underwriting."

  In particular, there are restrictions on the offer and sale of securities in the United Kingdom. No action has been taken to permit the securities to be offered to the public in the United Kingdom. This Prospectus may only be issued or passed on in or into the United Kingdom to any person to whom this Prospectus may lawfully be issued or passed on by reason of, or of any regulation made under, section 58 Financial Services Act 1986. It is the responsibility of all persons under whose control or into whose possession this Prospectus comes to inform themselves about and to ensure observance of all applicable provisions of the Public Offers of Securities Regulations 1995 and the Financial Services Act 1986 in respect of anything done in relation to the securities in, from or otherwise involving, the United Kingdom.

                             AVAILABLE INFORMATION

  The Company is subject to the informational reporting requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information may be inspected without charge at, and copies thereof may be obtained at prescribed rates from, the public reference facilities of the Commission's principal office at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Commission's regional offices at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and 7 World Trade Center, Suite 1300, New York, New York 10048. The Commission also maintains a web site at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. The Company's Class A Common Stock is traded on the Nasdaq National Marketsm, and copies of reports, proxy statements and other information can be inspected at the offices of the National Association of Securities Dealers, Inc. 1735 K Street, N.W., Washington, D.C. 20006.

  The Company has filed with the Commission, a Registration Statement on Form S-3 (the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act") with respect to the securities offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto. For further information with respect to the Company and the securities offered hereby reference is made to the Registration Statement, including the exhibits and schedules thereto, which may be inspected at, and copies thereof may be obtained at prescribed rates from the public reference facilities of the Commission at the addresses set forth above.

                     INFORMATION INCORPORATED BY REFERENCE

  The Company's Annual Report on Form 10-K for the year ended February 28, 1998 (the "Annual Report") has been filed with the Commission (File No. 0-21974) and is incorporated in this prospectus by reference and made a part hereof.

  All documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the Offering, shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the dates of filing of such documents.

     Any statement contained in the Annual Report shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document that also is or is deemed to be incorporated by reference in this Prospectus modifies or supersedes such report. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company will provide without charge to each person to whom this prospectus is delivered, upon such person's written or oral request, a copy of any and all of the information that has been incorporated by reference in this Prospectus (not including exhibits to such information unless such exhibits are specifically incorporated by reference into such information). Any such request should be directed to United International Holdings, Inc., Manager of Financial Reporting, 4643 South Ulster Street, Suite 1300, Denver, Colorado, 80237 (telephone number: (303) 770-4001).

--------------------------------------------------------------------------------

                              PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information and financial statements appearing elsewhere in, or incorporated by reference into, this Prospectus. All foreign currency amounts translated to U.S. dollars have been converted using a convenience translation unless otherwise stated. Unless the context otherwise requires, all references to "$" or "dollars" are to U.S. dollars. Unless specifically stated otherwise, information presented herein assumes the Underwriters' overallotment option will not be exercised.


                                  THE COMPANY

     The Company, through its subsidiaries and affiliates, is a leading provider of multi-channel television services outside the United States, owning and operating systems in over 20 countries around the world. UIH operates systems in three geographic regions: (i) Europe, primarily through its subsidiary United Pan-Europe Communications, N.V. ("UPC"), which is one of Europe's largest privately owned multiple system operators; (ii) Asia/Pacific, including through its indirect 98%-owned subsidiary, Austar, which is the largest provider of multi-channel television services in regional Australia; and (iii) Latin America, including through its 34% interest in VTR Hipercable S.A. ("VTRH"), which is the largest multi-channel television provider in Chile. These operating systems served an aggregate of approximately 3.1 million subscribers (excluding approximately 3.0 million programming subscribers) and passed approximately 7.7 million of the approximately 9.9 million homes in their respective service areas at December 31, 1997. UIH's equity interest in subscribers, homes passed and homes in the Company's service areas has grown quickly from approximately 0.7 million, 1.6 million and 3.7 million, respectively, as of December 31, 1995, to approximately 2.0 million, 4.9 million and 6.1 million, respectively, as of December 31, 1997.

     UIH was founded in 1989 by a management team that had substantial experience in the cable television industry in the United States. Seeking to take advantage of the opportunities it believes exist to bring multi-channel television services to countries that have little or no such services, UIH has, since its formation, focused on and invested in multi-channel television systems outside the United States. UIH originally focused its efforts in Europe and Israel, whose economies were sufficiently developed to support its operations and where demand for service was significant. A number of UIH's original development projects in Europe and Israel have established large subscriber bases, realized high penetration rates and, as a result, are generating substantial operating cash flow. To capitalize on the opportunities to apply its expertise in building and operating multi-channel television systems in developing markets with attractive economic, regulatory and demographic profiles, UIH has significantly expanded the scope of its operations over time to include portions of Latin America and the Asia/Pacific region. Many of UIH's operating companies in these regions have attained leading positions in their respective markets and have built significant subscriber bases.

     In its early years, UIH acquired primarily minority ownership interests in systems, which it, nonetheless, actively managed. Having successfully established and developed many multi-channel television systems around the world, UIH began rationalizing its operations in 1996 to focus on large, majority owned systems, with the goal of significantly expanding the scale of its operations and increasing the Company's financial flexibility. As a result, the Company's total equity subscribers increased from approximately 659,000 at December 31, 1995, to approximately 2.0 million at December 31, 1997, and the Company realized gains on sales of assets of approximately $155.3 million during the two years ended February 28, 1998. The primary elements of UIH's rationalization plan are: (i) acquiring significant and/or controlling ownership interests in significant operating companies; (ii) selling selected assets for cash, generally at significant gains on its invested capital; (iii) obtaining equity partners for certain other companies; and (iv) merging or swapping selected assets in order to obtain larger or controlling ownership interests in other companies or interests in larger, combined companies. Through a series of such transactions, UIH has acquired controlling interests in the majority of its large, primary systems. As a result, management believes the Company is well-positioned to capitalize on the growth opportunities of its operating companies. See "--UIH Asset Rationalization." In addition, UIH has substantially increased its financial flexibility and reduced the cost of its debt capital.

     UIH's operating companies are currently a combination of (i) highly penetrated, mature systems that generate stable cash flow and, which management believes, have the opportunity to increase revenues and cash flows through the introduction of new services such as cable telephony, tiered programming, pay-per-view and Internet/data services and (ii) earlier stage businesses that typically have established leading market positions and whose

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

number of subscribers management believes will continue to increase primarily through aggressive marketing within their respective service areas. UIH's principal strategies are to: (i) increase the revenues and cash flows of its existing systems; (ii) continue to capitalize on opportunities to rationalize its operations; (iii) pursue selected new acquisition and development opportunities; and (iv) finance its operating companies primarily through internally generated cash flow and borrowings by its regional holding and operating companies under existing facilities.

     As a result of telecommunications deregulation in their respective markets, various operating entities within UIH are either now offering or will be offering local and long distance telephone service. In areas in which the Company already operates a cable television system, such telephony service can be offered over existing fiber optic and coaxial cable in a technology known as "cablephone." In other areas, such as the Company's operations in Monor, Hungary, and Wellington, New Zealand, the Company's operating units are using a dual coaxial and copper twisted pair system to provide telephone service. The Company in all cases chooses technology that is both the most cost efficient and reliable for the particular telephone project.

     The ability to offer telephone service is influenced to a large degree by local regulation. In Europe, UPC has full telephony licenses in Norway, The Netherlands, Belgium and Austria and has a license to offer telephony in the Monor region of Hungary. In The Netherlands, the Company's 50%-owned subsidiary A2000 Holding N.V. has launched a telephone service, and the Company anticipates the launch of telephone service in several other of its operating units in Europe. In Chile, the Company's 34%-owned subsidiary VTRH initiated telephone service in the fall of 1997, with continuing plans to roll out the service to a larger portion of its subscriber base in 1998. In New Zealand, the Company's 65%-owned subsidiary Saturn Communications Limited commenced a telephone service offering in April 1998.

     With the increasing use of electronic means to communicate (i.e., the Internet, electronic commerce), the Company has begun to market a data transmission service to its customers. In many cases the Company's existing cable television infrastructure is capable of handling such services, and in every case the provision of data service is taken into account when rebuilding or upgrading existing plant. In Europe, the Company has been offering "high speed" data services in several of its operating areas, with transmission rates considerably in excess of those obtained over a normal twisted pair phone line.

EUROPEAN OPERATIONS

     Through UPC, UIH is one of the largest private sector multi-channel cable television operators in Europe, with interests in well-established systems, as well as in systems under construction, in 11 countries in Europe and in Israel. In addition, UPC has been rebuilding its networks to state-of-the-art, using two-way fiber optics, and is currently offering traditional cable, enhanced video, telephone and Internet access service in several of its major European markets. UIH holds effectively all of the voting control of UPC and owns all of its issued and outstanding shares, other than approximately 8.4% of such shares, which have been registered in the name of a foundation to support UPC's employee equity incentive plan. UPC's operations consist primarily of large, developed systems, including systems in Austria, Belgium, The Netherlands and Norway (the "UPC Established Systems"). UPC's operations include two of the world's larger clusters of systems: the Vienna and surrounding areas systems, in which UPC has a 95% interest, which had approximately 435,900 subscribers as of December 31, 1997, and the Amsterdam and surrounding areas system in which UPC has a 50% interest, which had approximately 518,200 subscribers as of December 31, 1997. As of December 31, 1997, UPC's operating systems passed a total of approximately
3.6 million homes and had an aggregate of approximately 2.3 million subscribers and, on an equity basis, passed approximately 2.4 million homes and had approximately 1.5 million subscribers. For the year ended December 31, 1997, the consolidated revenues and Adjusted EBITDA (as defined herein) of the UPC Established Systems were approximately $169.5 million and $81.3 million, respectively. See "Business--Summary Operating Data for the Company's Operating Systems."

     The UPC Established Systems are characterized generally by the following:

     . High Penetration. Prior to the deregulation of cable television in Europe, cable television was perceived as a utility by customers and had penetration rates similar to those enjoyed by utilities. UPC has maintained these penetration levels in less regulated environments and the penetration of homes passed, which ranged from 49.0% to 95.9% in 1997, is very high in comparison to the other markets in which UIH operates.

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

     . Consistent Cash Flow. The UPC Established Systems, which are fully built out, have been characterized by relatively high penetration rates and stable cash flow derived from their core cable businesses. Historically, UPC's revenues have consisted primarily of basic subscription revenues, which, in general, are regulated.

     . Revenue and Cash Flow Growth Opportunities. UPC is aggressively pursuing a strategy of expanding the service offerings of the UPC Established Systems to include tiered services, impulse pay-per-view services, Internet/data services and cable telephony. UPC believes the introduction of these services will increase its revenue and cash flow per subscriber, which is currently substantially below the levels experienced in the United States and in many countries in which UIH operates.

     . Modern Networks with Adequate Funding for Upgrade to Full Two-Way Capability. The UPC Established Systems generally have modern, robust system architecture that allows UPC to offer its customers multiple, high quality telecommunications services. Since January 1, 1996, UPC has invested approximately $182.2 million in capital expenditures in the UPC Established Systems. In addition, UPC believes that it will have, through cash on hand, borrowing capacity and cash flow generated from future operations, the funding necessary to upgrade the UPC Established Systems to full two-way capability, which will allow the continued introduction of enhanced telecommunications services such as cable telephony services and Internet/data services.

     . Low Churn. The UPC Established Systems experience a very low churn rate in comparison to systems in other parts of the world. The average monthly churn rate of the UPC Established Systems was 0.6% for the year ended December 31, 1997. By comparison, the Company estimates that the average monthly churn rate of urban U.S. cable television systems was between 1.7% and 2.5% in 1996.

     . High Density Clusters. UPC has systems that cover large areas of dense population, which, UPC believes, allows them to pass a high number of customers quickly and on a cost-effective basis.

     . Economies of Scale. UPC, as one of the largest private multi-channel television operators in Europe with two of the larger systems in the world (Amsterdam and Vienna and their surrounding areas systems), has a scale that generally gives it negotiating leverage with suppliers of both hardware and software (programming), as well as allowing it to spread central administrative and maintenance costs over a large subscriber base.

  To date, UPC has successfully launched, or has plans to launch, the following communications services in the UPC Established Systems, which are in addition to its existing basic cable television service.

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

                                                                           LAUNCH DATE/
                              SERVICE                                      EXPECTED LAUNCH DATE
                              -------                                      --------------------
Austria....................   Expanded Basic Tier (7 channels)             May 1997
                              Impulse Pay-Per-View (10 channels)           May 1997
                              Internet/Data Services                       September 1997
                              Cable Telephony                              1998-1999

Belgium ...................   Expanded Basic Tier (12 channels)            October 1996
                              Internet/Data Services                       September 1997
                              Impulse Pay-Per-View(1)                      January 1999

Netherlands/A2000..........   Expanded Basic Tier (11 channels)            October 1996
                              Impulse Pay-Per-View (5 channels)            April 1997
                              Cable Telephony                              July 1997
                              Internet/Data Services                       October 1997

Netherlands/KTE............   Expanded Basic Tier (8 channels)             October 1996
                              Impulse Pay-Per-View(1)                      May 1998
                              Internet/Data Services                       1998-1999
                              Cable Telephony                              1999

Norway.....................   Expanded Basic Tier (14 channels)            1989
                              Premium Services (3 channels)                1990
                              Internet/Data Services                       1998
                              Impulse Pay-Per-View (1)                     1998-1999
                              Cable Telephony                              1999

__________________
(1)  Number of channels to be determined.

  UPC also has majority interests in systems in the Czech Republic, France, Romania and the Slovak Republic, which are at various stages of construction and development (the "UPC Development Projects"), and non-consolidated equity interests in systems in Hungary, Israel, Ireland and Malta (the "UPC Equity Investments"). The Company believes these interests have significant value and UPC is evaluating the potential sale of a portion of, or potentially acquiring a majority interest in, these and selected other systems in order to do one or more of the following: (i) rationalize its operations; (ii) reduce debt; or
(iii) provide additional capital for the growth of the UPC Established Systems. UPC also plans to expand its operations by selectively building out cable infrastructure in certain unserved regions in its existing markets and, where appropriate, by investing in new development and acquisition opportunities.

  UIH holds a 46.3% interest in a Hungarian company ("Monor Communications") that is building a fiber-optic telecommunications network in the Monor region of Hungary with approximately 85,000 homes passed and approximately 62,200 telephony subscribers and 26,200 cable television subscribers as of December 31, 1997.

ASIA/PACIFIC OPERATIONS

  The Company, through its 98%-owned subsidiary UIH Asia/Pacific Communications, Inc. ("UAP"), is a leading provider of multi-channel television services in Australia and the Asia/Pacific region. Through its wholly owned subsidiary, Austar, UAP is the second largest provider (based on subscribers) of multi-channel television services in Australia and the largest provider of multi-channel television services in regional Australia, operating MMDS networks and marketing a DTH service in franchise areas encompassing approximately 1.6 million television homes, or approximately 25% of the total Australian market. Austar began marketing its services in late 1995 and has developed its subscriber base from approximately 5,200 subscribers as of December 31, 1995 to approximately 211,000 subscribers as of May 31, 1998.

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

  Austar recently signed new programming agreements that give it access to all of Australia's most popular channels, including channels that were previously unavailable to it. In addition, these new agreements, which involve arrangements with both Foxtel Management Pty Limited ("Foxtel") and Optus Vision Pty Limited ("Optus"), allow Austar to tier certain channels and thereby more effectively segment its market. Austar's agreement with Optus includes the creation of a 50/50 joint venture for the ownership and operation of a satellite distribution platform that currently provides satellite transmission services to Austar. As a result of these programming agreements, Austar believes it has several economic and contractual advantages over potential competing multi-channel television providers in its markets.

  UAP, through its 65%-owned New Zealand subsidiary Saturn Communications Limited ("Saturn"), is constructing a wireline cable and telephony system in Wellington, New Zealand, a market with approximately 141,000 television homes. In addition, Telemondial Holdings, Inc. ("Sun Cable"), from which UAP holds a note convertible (subject to certain local regulatory restrictions) into a 40% ownership interest therein, owns and operates cable television systems in 15 markets in the Philippines with an aggregate of approximately 66,000 subscribers and a total of approximately 600,000 television homes in its operating areas as of December 31, 1997. In April 1998, Sun Cable and SkyCable formed a joint venture that created the second largest multi-channel television operator in the Philippines and the largest outside of Manila. UAP owns a 20% interest in this joint venture. See "Business--UIH Asia/Pacific Communications, Inc.--
Philippines: Sun Cable." UAP's other businesses include (i) a 25% interest in XYZ Entertainment Pty. Ltd. ("XYZ"), a programming company that provides five channels to the Australian multi-channel television market, and has a total of approximately 592,100 subscribers as of May 31, 1998) and (ii) up to a 90% economic interest in Telefenua S.A. ("Telefenua"), the only provider of multi-channel television services in Tahiti, with MMDS in a market with approximately 31,000 television homes. UIH is evaluating the sale of its interest in Telefenua.

  The Company believes that UAP is well-positioned to capitalize on the demand for multi-channel television and other telecommunications services in its markets. As of December 31, 1997, UAP's multi-channel television operating systems had an aggregate of approximately 1.8 million television homes serviceable and approximately 271,700 subscribers, compared to approximately 324,000 television homes serviceable and approximately 29,000 subscribers as of December 31, 1995 (with the substantial majority of such growth resulting from Austar's build out and subscriber marketing). During this same period, subscribers to XYZ's programming increased from approximately 65,000 to approximately 577,200. For the year ended December 31, 1997, UAP and its subsidiaries had consolidated revenues of approximately $69.0 million. While the Company expects that a substantial portion of UAP's growth will come from the continued development of Austar, the Company also is anticipating growth by UAP's other operating companies, which the Company believes have significant opportunities to increase their subscribers, revenues and cash flows by continuing to market within their respective existing franchise areas.

LATIN AMERICAN OPERATIONS

  Through UIH Latin America, Inc. ("UIHLA"), a wholly owned subsidiary of the Company, UIH owns interests in and operates multi-channel television distribution systems in Chile, Brazil, Mexico and Peru. The Company believes that many countries in Latin America are characterized by rapidly growing economies, increasing political stability, declining inflation and low multi-channel television penetration. In addition, many Latin American countries are placing an emphasis on privatization of businesses. UIHLA's current strategy is to (i) increase the subscribers, revenues and cash flows of its existing, larger core operating companies and (ii) purchase significant or majority ownership positions in new multi-channel television operating companies and/or development projects in Latin America.

  UIHLA's primary operating company is VTRH, the largest cable television operator in Chile, serving an estimated 57% of the total subscribers in Chile as of December 31, 1997. UIHLA owns a 34% interest in VTRH, which ownership interest will be adjusted based upon a valuation currently being conducted by VTRH's shareholders and their respective advisors. VTRH operates in several regions throughout Chile, including Santiago, Chile's largest city, and has substantially completed an upgrade of its network to a 750 MHz hybrid fiber coaxial system. As a result of the network upgrade, VTRH began offering cable telephony service to its customers in June 1997. As of December 31, 1997, VTRH had approximately 372,700 subscribers (representing an increase of approximately 15.8% compared to December 31, 1996) and for the year ended December 31, 1997, VTRH had revenues and Adjusted EBITDA of $114.3 million and

--------------------------------------------------------------------------------

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$21.3 million, respectively, representing 29.3% and 52.1% increases over the comparable periods in the prior year, respectively. VTRH's strategy is to improve its current penetration of 24.9% (as of December 31, 1997) by aggressively marketing its multi-channel television and cable telephony services. As of May 31, 1998, VTRH had approximately 7,000 subscribers to its recently launched cable telephony service.

  UIHLA is currently evaluating its ownership positions in (i) its 49% interest in Tele Cable de Morelos S.A. de C.V. ("Megapo"), a system located in Mexico, which it currently plans to divest in order to reduce debt and (ii) its 46.3% interest in TV Cabo e Communicacoes in Jundiai ("Jundiai"), a system located in Jundiai, Brazil.

                           UIH ASSET RATIONALIZATION

  During the past two years, UIH has focused on opportunities to rationalize its operations. Management believes that this strategy has several advantages for UIH, including: (i) increasing the scale of its operations (from December 31, 1995 to December 31, 1997, UIH increased its equity subscribers from approximately 659,000 to approximately 2.0 million) while reducing the number of operating companies in which it participates; (ii) realizing gains on its investments and redeploying capital to its majority-owned and/or higher growth-opportunity operating companies (during the past two years, UIH has realized net proceeds of approximately $313.2 million from asset sales, compared to its total investment of approximately $147.1 million in such systems, including $77.0 million drawn under a UIHLA bank credit facility); (iii) reducing the debt of its operating companies; and (iv) reducing the need for the Company to raise capital from outside parties or to make contributions to fund the operations of its subsidiaries and affiliates.

  This asset rationalization has consisted primarily of: (i) acquiring significant and/or controlling ownership interests in several operating companies; (ii) selling selected assets for cash, generally at significant gains on the Company's invested capital; (iii) obtaining equity partners for certain other companies; and (iv) merging or swapping selected assets in order to obtain larger or controlling ownership interests in other companies or interests in larger, combined companies. Through the completion of a series of such transactions, UIH has been able to increase its subscriber base significantly and acquire majority ownership of most of its major operating systems.
Following is a summary of the major transactions that UIH has completed during the past two years:

                                  ASSET SALES

  . Sale of Interests in Two Brazilian Cable Operations. In 1996, UIH sold its 34% interest in Cabodinamica TV Cabo Sao Paulo, S.A for approximately $78.1 million in cash and its 25% interest in TV-Cabo Rio Telecommunicacoes, S.A. for approximately $13.5 million. UIH had invested a total of approximately $24.4 million in these two companies prior to the sale, and recognized an aggregate net gain of approximately $77.1 million (after recognizing cumulative operating losses of approximately $9.9 million).

  . Sale of Minority Interest in New Zealand Cable/Telephony Operator to Strategic Partner. In July 1997, Saturn, UAP's wholly owned New Zealand subsidiary, sold a 35% interest to a subsidiary of Saskatchewan Telecommunications Holding Corporation ("Sasktel"), a Canadian telecommunications company with substantial experience in constructing and operating telephone networks, for approximately $19.5 million in cash (implying a value for UAP's remaining 65% stake of approximately $36.2 million). Saturn is using the proceeds to build out its hybrid fiber coaxial dual network (cable/telephony) in Wellington. UIH had invested a total of approximately $28.4 million in Saturn prior to the transaction.

  . Sale of Argentinean Cable Operations. In October 1997, UIH sold all of its Argentinean cable operations (the "Argentina Transaction") for approximately $211.1 million in cash, subject to finalization of certain post-closing adjustments currently under negotiation. This purchase price represented a value of approximately $1,500 per subscriber. UIH had invested approximately $110.8 million in Argentina and had net borrowings outstanding of approximately $24.4 million prior to the sale, and the Company recognized a net gain of approximately $90.0 million (after recognizing cumulative operating losses and other items).

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                                       9

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                    CONSOLIDATIONS, SWAPS AND ACQUISITIONS

  . Acquisition of Norwegian Cable Operator. In January 1997, UPC acquired from Helsinki Media Company ("Helsinki Media") a 70.2% interest in Janco Kabel-TV A/S ("Janco"), a Norwegian cable operator with approximately 160,900 subscribers as of December 31, 1997. See "Business--United Pan-Europe Communications N.V.--UPC Acquisitions." In November 1997, UPC merged the Janco operations with its existing Norwegian cable subsidiaries' operations, thereby creating Janco Multicom AS ("Janco Multicom"), the largest cable television operator in Norway. UPC holds an 87.3% interest in Janco Multicom. From an economic perspective, UPC has all the rights and obligations of full ownership of Janco Multicom and UPC consolidates 100% of the financial results therefrom, although Helsinki Media has been granted certain minority shareholder rights. UPC expects to realize economies of scale as a result of the merger. UPC has the right to acquire, and Helsinki Media has the right to put to UPC, the remaining interest in Janco Multicom by July 2, 2001 for approximately NKr165.9 million ($22.5 million as of December 31, 1997), subject to certain adjustments. UPC has in place a letter of credit facility to fund fully the purchase of the remaining interest in Janco Multicom.

  . Acquisition of Controlling Interest in European Operations. In December 1997, the Company and UPC acquired (the "UPC Acquisition") the debt and equity interests in UPC and 3.17 million shares of the Company's Class A Common Stock owned by several subsidiaries of Philips Electronics N.V. (collectively, "Philips"), for approximately $425.2 million, thereby making UPC effectively a wholly owned subsidiary (subject to certain employee equity incentive compensation arrangements, representing approximately 8.4% of the outstanding shares of UPC), and giving the Company control over the majority of its European operations. See "Management's Discussion and Analysis of Financial Condition--Subsidiary Credit Facilities."

  . Acquisition of Netherlands Cable Operator. Effective January 1, 1998, UPC acquired the cable television systems surrounding Eindhoven, The Netherlands ("Combivisie"), a market in which UPC currently operates, for a purchase price of approximately NLG180.8 million ($89.5 million as of December 31, 1997). At December 31, 1997, Combivisie had approximately 137,000 subscribers and a 96.5% penetration rate.

  . UPC Dutch Asset Consolidation. In April 1998, UPC and a Dutch energy company ("NUON") entered into a definitive agreement to combine their interests in broadband cable and wirebound telecommunications networks in The Netherlands. Consummation of the agreement is conditioned upon receipt of regulatory approval. UPC and NUON will initially own 51% and 49%, respectively, of the entity holding their combined interests ("United Telekabel Holding"), although the parties will maintain equal voting rights on certain matters. UPC has a call option to purchase, and NUON has a put option to sell, 50% of NUON's interest in United Telekabel Holding. Upon consummation, UPC will contribute its equity interests in A2000, KTE, Combivisie and Son en Breugel systems, and NUON will contribute its equity interests in systems in Friesland, Flevoland and Gelderland. Together, these operating systems served approximately 1.3 million subscribers as of December 31, 1997.

  . Kabelkom Transaction. In April 1998, UPC and Home Box Office ("HBO"), a division of Time Warner Entertainment Company, L.P. ("TWE"), signed a memorandum of understanding ("MOU") providing for UPC to acquire TWE's interest in the Hungary cable television systems owned by UPC and TWE through their 50/50 partnership, Kabelkom Holding Co. ("Kabelkom"), and TWE and its partners to acquire UPC's interest in the Hungary programming ventures owned through Kabelkom as well as UPC's ownership in a Czech programming business. The purchase price for TWE's Hungary cable television system interests, net of UPC's Hungary and Czech programming interests, is approximately $9.5 million. The transaction is conditioned on, among other things, the receipt of governmental and lender approvals.

  . UII Partnership Transaction. In May 1998, the Company and Tele-Communications International, Inc. ("TINTA"), UPC's 50% partner in the United International Investments ("UII") partnership that holds interest in multi-channel television systems in Israel, Ireland and Malta, signed an MOU pursuant to which the Company and UPC have agreed to purchase TINTA's interests through UII in cable television systems in Israel and Malta, and TINTA has agreed to purchase UPC's interests through UII in the multi-channel television systems



-------------------------------------------------------------------------------

--------------------------------------------------------------------------------

     in Ireland. As a result of this transaction, which is subject to a number of conditions, the Company will increase its interest in the Israel and Malta systems to 46.6% and 50.0%, respectively. The purchase price for TINTA's Israel and Malta interests, net of UPC's Ireland interest, is approximately $71.0 million. UPC has received a preliminary commitment from Discount Investment Corporation and PEC Israel Economic Corporation, the 48.5% owner of Tevel, for a convertible loan to assist in financing the transaction.

  There can be no assurance that any of the pending transactions described above will occur, or if they occur, that the terms of any such transaction will be as stated.

OTHER

  The Company was incorporated in 1989 as a Delaware corporation. The principal executive office of the Company is located at 4643 South Ulster Street, Suite 1300, Denver, Colorado 80237, and its telephone number is (303) 770-4001. Unless the context otherwise requires, the terms "UIH" and the "Company" refer to United International Holdings, Inc. and its subsidiaries and non-majority owned affiliates and their respective predecessors.


--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

                                  THE OFFERING

Class A Common Stock offered by the
 Selling Stockholders...........................   5,000,000 shares

Common Stock outstanding after the Offering:

  Class A Common Stock..........................   31,588,741 shares (1)(2)

  Class B Common Stock..........................   7,778,944 shares (1)

Total...........................................   39,367,685 shares (1)(2)

Voting Rights...................................   Holders of Class A Common
                                                   Stock are entitled to one
                                                   vote per share on all matters
                                                   submitted to a vote of
                                                   stockholders, and holders of
                                                   Class B Common Stock are
                                                   entitled to ten votes per
                                                   share. Both classes vote
                                                   together as a single class on
                                                   all matters, except where
                                                   class voting is required by
                                                   the Delaware General
                                                   Corporation Law. Immediately
                                                   following the Offering, the
                                                   Class A Common Stock
                                                   outstanding will have
                                                   approximately 28.9% of the
                                                   combined voting power of the
                                                   Company's outstanding common
                                                   stock (29.4% if the
                                                   Underwriters' overallotment
                                                   option is exercised).

Use of Proceeds.................................   The Company will receive no
                                                   proceeds from the Offering,
                                                   unless the Underwriters'
                                                   overallotment option is
                                                   exercised, in which case the
                                                   Company plans to use such
                                                   proceeds for general
                                                   corporate purposes.

NASDAQ Symbol...................................   "UIHIA"

________________
(1) Common Stock outstanding as of June 2, 1998, assuming conversion of the Class B Common Stock by the Selling Stockholders into Class A Common Stock immediately prior to the Offering. Includes 3.17 million shares of Class A Common Stock held by a wholly owned subsidiary of UPC that are pledged to secure UPC's obligations under the Tranche B Facility. Does not include potential dilution from: (i) 3,207,476 shares of Class A Common Stock that are issuable upon exercise of stock options outstanding as of February 28, 1998; (ii) 1,441,739 shares of Class A Common Stock issuable upon conversion of 317,930 outstanding warrants; and (iii) approximately 1,860,000 shares of Class A Common Stock issuable upon conversion of 170,513 shares of Series A Convertible Preferred Stock, based upon a liquidation value of approximately $32.6 million as of February 28, 1998.

(2) If the Underwriters' overallotment option is exercised, 32,338,741 shares of Class A Common Stock and 40,117,685 shares of Common Stock would be outstanding. If the Underwriters exercise the over-allotment option, the shares of Class A Common Stock issued by the Company pursuant thereto will be approved for listing on the Nasdaq National Market/sm/.


                                  RISK FACTORS

    This Offering involves a high degree of risk.  See "Risk Factors."

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                                       12

--------------------------------------------------------------------------------

  SUMMARY HISTORICAL AND PRO FORMA CONSOLIDATED FINANCIAL DATA OF THE COMPANY

  The following summary historical consolidated financial data have been derived from the Company's audited consolidated financial statements incorporated by reference herein. The Company's consolidated financial statements do not consolidate the operating results of its minority-owned affiliates, including UPC prior to December 11, 1997. Upon consummation of the UPC Acquisition on December 11, 1997, the Company began consolidating the results of UPC. The data set forth below are qualified by reference to and should be read in conjunction with the audited consolidated financial statements and notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" of the Company incorporated by reference into this Prospectus and also with "Pro Forma Consolidated Condensed Financial Information of the Company."

                                                               Year Ended     Year Ended     Year Ended           Year Ended
                                                              February 28,   February 29,   February 28,       February 28, 1998
                                                                                                          -------------------------
                                                                  1995           1996           1997         Actual    Pro Forma(1)
                                                             ------------  --------------  ------------   -------------------------
                                                                                           (In thousands)
                                                                                                                       (unaudited)
STATEMENT OF OPERATIONS DATA:
  Service and other revenue................................      $     701       $  2,363      $  30,244   $  98,047    $ 243,819
  Operating expense........................................         (1,651)        (4,224)       (26,251)    (65,631)    (111,532)
  Selling, general and administrative expense..............        (18,299)       (22,483)       (54,020)    (91,356)    (140,936)
  Depreciation and amortization............................         (1,701)        (2,331)       (38,961)    (91,656)    (170,828)
  Equity in loses of affiliated companies, net.............         (6,106)       (48,635)       (47,575)    (68,645)     (24,295)
  Gain on sale of investments in affiliated
        companies..........................................             --         16,013         65,249      90,020           --
  Interest expense, net....................................         (2,787)       (27,628)       (66,330)   (116,482)    (165,076)
  Provision for loss on marketable equity securities and
   investment related costs................................         (2,865)        (6,055)        (5,859)    (14,793)     (14,793)

  Net loss before extraordinary charge.....................        (30,614)       (91,311)      (138,825)   (263,441)    (395,723)
  Extraordinary charge for early retirement of debt........             --             --             --     (79,091)     (79,091)
  Net loss.................................................        (30,614)       (91,311)      (138,825)   (342,532)    (474,814)
  Net loss per common share:
     Basic and diluted loss before extraordinary
     charge................................................      $   (1.10)      $  (2.69)     $   (3.59)  $   (6.75)   $  (11.02)
     Extraordinary charge..................................             --             --             --       (2.02)       (2.19)
                                                                 ---------       --------      ---------   ---------    ---------
     Basic and diluted net loss............................      $   (1.10)      $  (2.69)     $   (3.59)  $   (8.77)   $  (13.21)
                                                                 =========       ========      =========   =========    =========
   Weighted-average number of common shares
     outstanding...........................................         27,802         34,018         39,036      39,212       36,042

  OTHER DATA (AT END OF PERIOD)(2):
   Homes in service area(3)................................          6,140          8,463          9,834       9,886
  Homes passed(4)..........................................          2,440          4,705          6,997       7,651
  Subscribers(5)...........................................          1,059          2,426          2,745       3,137
  Equity subscribers(6)....................................            169            659          1,023       1,955

                                                                      As of February 28, 1998
                                                                     -------------------------
                                                                           (In thousands)
BALANCE SHEET DATA:
  Cash, cash equivalents and short-term investments...............    $     337,172
  Investments in and advances to affiliated companies.............          318,437
  Property, plant and equipment, net..............................          440,735
  Goodwill and other intangible assets............................          432,005
  Total assets....................................................        1,679,835
  Total debt......................................................        1,866,096
  Total stockholders' deficit.....................................         (392,280)


(1) Pro forma for the UPC Acquisition and the Argentina Transaction, as if each had occurred on March 1, 1997.
(2) This data does not take into account the Company's proportionate ownership interest in its less than wholly owned operating systems (with the exception of equity subscribers).
(3) Number of homes within the Company's areas of service. All of these homes are not necessarily capable of receiving the Company's multi-channel television signal.
(4) Number of homes within the Company's areas of service that are capable of receiving the Company's multi-channel television signal.
(5) Number of homes passed that subscribe to the Company's basic cable service.
(6) Calculated as the sum of the subscribers of each of UIH's systems multiplied by UIH's net equity interest in each system.

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                                       13

--------------------------------------------------------------------------------

      ADDITIONAL FINANCIAL DATA FOR THE COMPANY'S MAJOR OPERATING SYSTEMS

  The financial information presented below has been derived from financial information of the respective operating companies and is not adjusted for the ownership percentage of the Company. Some of the information presented below has been derived from financial statements prepared in accordance with foreign generally accepted accounting principles which differ from United States generally accepted accounting principles. In addition, certain amounts for the year ended December 31, 1997 have been converted to dollars using December 31, 1997 exchange rates for the convenience of translation.

                                                   Revenues
                     ----------------------------------------------------------------------------
                                                                                      Convenience   UIH Net Equity
                                    Functional Currency                               Translation      Ownership
                     -------------------------------------------------------------    -----------
                                                                                       Year Ended       Interest
                                          Years Ended December 31,                    December 31,  At December 31,
                     -------------------------------------------------------------
                                1993       1994         1995      1996      1997          1997          1997
                             ---------   ---------   ---------  -------  ---------    -----------     --------
                                                   (In thousands)                     (Unaudited)
MAJOR SYSTEMS:
 Austria(1)............  AS     869,700    908,800    921,000   985,338  1,018,095        $ 80,603         95.0%
 Belgium(2)............  BEF    619,100    662,800    681,539   693,990    710,521          19,170        100.0
 Netherlands(3)
  A2000................  NLG     67,248     72,747     75,030    89,893    101,450          50,062         50.0
  KTE..................  NLG     14,809     15,894     16,544    17,932     20,669          10,199        100.0
  Combivisie...........  NLG     19,586     22,761     25,661    27,143     29,294          14,456        100.0
 Norway(4)
  Norkabel.............  NKr    193,221    213,233    216,062   215,076         --              --
  Janco................  NKr     84,822     95,321    101,488   101,699         --              --
  Janco Multicom.......  NKr         --         --         --        --    332,192          45,108         87.3
 Australia(5)..........  A$          --         --        594    26,852     86,470          56,230         98.0
 Chile(6)..............  US$         --      7,035     16,947    88,423    114,318         114,318         34.0

                                           Adjusted EBITDA/(7)/
                           ------------------------------------------------
                                                                                Convenience     UIH Net Equity
                                          Functional Currency                   Translation        Ownership
                           ------------------------------------------------     -----------
                                                                                 Year Ended        Interest
                                        Years Ended December 31,                 December 31,   At December 31,
                           ------------------------------------------------
                              1993     1994      1995      1996      1997             1997           1997
                           --------  --------  --------  --------  --------        ----------       ------
                                             (In thousands)                        (Unaudited)
MAJOR SYSTEMS:
 Austria(1)...........  AS   486,200  498,100  468,200   512,356   503,522          $ 39,864         95.0%
 Belgium(2)...........  BEF  223,900  240,100  255,000   268,232   277,667             7,491        100.0
 Netherlands(3)
  A2000...............  NLG   38,150   38,083   34,841    40,829    33,765            16,662         50.0
  KTE.................  NLG    9,581    9,917    9,948    11,298    12,719             6,276        100.0
  Combivisie..........  NLG   14,031   16,286   17,948    19,816    19,177             9,463        100.0
Norway(4)
  Norkabel............  NKr   41,602   62,652   67,939    68,446        --                --
  Janco...............  NKr   30,979   35,142   38,009    39,619        --                --
  Janco Multicom......  NKr       --       --       --        --   134,023            18,199         87.3
 Australia(5).........  A$        --       --   (9,390)  (29,765)  (26,027)          (16,925)        98.0
 Chile(6).............  US$       --      481    4,500    13,950    21,348            21,348         34.0

________________

(1) The Austrian schilling (AS) is the functional currency for the Austria systems. The financial statements of the Austria systems for 1995, 1996 and 1997 have been prepared in accordance with Dutch GAAP, which differ from those of the United States, although not materially different with respect to the calculation of revenues and Adjusted EBITDA. The financial statements of the Austria systems for 1993 and 1994 have been prepared in accordance with Austrian GAAP, which differ from those of the United States.
(2) The Belgian franc (BEF) is the functional currency for the Belgium systems. The financial statements of the Belgian systems for 1995, 1996 and 1997 have been prepared in accordance with Dutch GAAP, which differ from those of the United States, although not materially different with respect to the calculation of revenues and Adjusted EBITDA. The financial statements of the Belgium systems for 1993 and 1994 have been prepared in accordance with Belgium GAAP, which differ from those of the United States.

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

(3) The Dutch guilder (NLG) is the functional currency for The Netherlands systems. The financial statements of A2000, Eindhoven and Combivisie have been prepared in accordance with Dutch GAAP, which differ from those of the United States, although not materially different with respect to the calculation of revenues and Adjusted EBITDA. The Company acquired the Combivisie systems effective January 1, 1998.
(4) In 1997, Norkabel and Janco were merged to form Janco Multicom. The Norwegian kroner (NKr) is the functional currency for the Norway systems. The financial statements of the Norway systems have been prepared in accordance with Norwegian GAAP, which differ from those of the United States.
(5) The Australian dollar (A$) is the functional currency for the Australia systems. The financial statements of the Australia systems have been prepared in accordance with Australian GAAP, which differ from those of the United States, although not materially different with respect to the calculation of revenues and Adjusted EBITDA. The Australia systems commenced operations in late 1995.
(6) The dollar is the reporting currency for the Chile systems. The financial statements of the Chile systems have been prepared in accordance with United States GAAP. The Company acquired its initial interest in its Chile system in 1994. In 1996, it combined its assets with those of another operator. See "Business--UIH Latin America, Inc.--Chile: VTR Hipercable."
(7) Adjusted EBITDA represents net income (loss) as determined using generally accepted accounting principles for Austria, Belgium, The Netherlands, Norway, Chile and Australia (which differ from those used in the United States, although not materially different with respect to the calculation of revenues and Adjusted EBITDA) plus net interest expense, income tax expense, depreciation, amortization, minority interest, management fee expense payable to the Company, currency exchange gains (losses) and other non-operating income (expense) items. Industry analysts generally consider Adjusted EBITDA to be an appropriate measure of the performance of multi-channel television operations. Adjusted EBITDA should not be considered as an alternative to net income or cash flows or to any other GAAP measurement of performance or liquidity, or as an indicator of an entity's operating performance.

--------------------------------------------------------------------------------

      ADDITIONAL OPERATING DATA FOR THE COMPANY'S MAJOR OPERATING SYSTEMS

   Below is certain operating information for the Company's major systems.

                                                                            At December 31,
                                                       ------------------------------------------------------
                                                           1993       1994       1995       1996       1997
                                                       ------------------------------------------------------
MAJOR SYSTEMS:
 Austria(1)
   Subscribers.........................................   380,190    401,578    414,775    428,453    435,859
   Penetration Rate....................................      65.0%      68.7%      68.2%      68.8%      49.0%
   Avg. Monthly Service Rev. per Subscriber(2).........  $  12.98   $  13.22   $  13.06   $  13.62   $  13.65
 Belgium
   Subscribers.........................................   129,923    128,641    127,843    127,815    127,529
   Penetration Rate....................................      97.0%      96.7%      96.1%      96.1%      95.9%
   Avg. Monthly Service Rev. per Subscriber(2).........  $   8.63   $   9.31   $   8.98   $   9.04   $   9.25
 Netherlands
   A2000
     Subscribers.......................................   477,500    479,859    488,631    523,940    518,160
     Penetration Rate..................................      97.0%      94.1%      95.4%      94.3%      91.6%
     Avg. Monthly Service Rev. per Subscriber(2).......  $   5.92   $   5.92   $   6.39   $   6.39   $   6.54
   KTE(3)
     Subscribers.......................................    82,535     83,794     83,408     84,660     90,671
     Penetration Rate..................................      95.0%      98.0%      94.5%      95.0%      95.0%
     Avg. Monthly Service Rev. per Subscriber(2).......  $   7.25   $   7.25   $   8.19   $   8.73   $   8.84
   Combivisie(4)
     Subscribers.......................................   105,905    126,157    130,429    133,775    139,249
     Penetration Rate..................................      95.0%      95.4%      95.6%      96.2%      98.1%
     Avg. Monthly Service Rev. per Subscriber(2).......  $   7.48   $   7.21   $   7.72   $   7.99   $   8.68
 Norway
   Norkabel
     Subscribers.......................................   141,735    147,344    152,257    156,915    158,708
     Penetration Rate..................................      67.3%      67.4%      70.1%      70.9%      68.2%
     Avg. Monthly Service Rev. per Subscriber(2).......  $  16.29   $  17.38   $  17.11   $  16.02   $  16.67
   Janco
     Subscribers.......................................   157,787    157,419    159,210    160,331    160,946
     Penetration Rate..................................      71.7%      71.6%      71.6%      71.3%      71.5%
     Avg. Monthly Service Rev. per Subscriber(2).......  $   6.37   $   7.07   $   7.50   $   7.50   $   8.42
 Australia(5)
   Subscribers.........................................        --         --      5,204    103,447    196,205
   Penetration Rate....................................        --         --        2.2%       6.8%      12.3%
   Avg. Monthly Service Rev. per Subscriber(2).........        --         --         NM   $  26.70   $  30.54
 Chile(6)
   Subscribers.........................................        --     38,498     89,349    321,730    372,673
   Penetration Rate....................................        --       21.4%      30.4%      21.7%      24.9%
   Avg. Monthly Service Rev. per Subscriber(2).........        --   $  17.13   $  20.99   $  23.57   $  24.30

_______________
(1) In 1997, upon acquiring a controlling interest in UPC, the Company conducted an operational audit of many of UPC's operating companies, including the Austria operating systems. As a result of this audit, UPC concluded that there were approximately 260,000 additional homes within franchise areas that could be served, but had not been offered services in the past. The Austrian systems have begun actively marketing services to these previously unserved homes.
(2) Average Monthly Revenue per Subscriber for the years ended December 31, 1993, 1994, 1995, 1996 and 1997 using a convenience translation as of December 31, 1997. This figure represents the service revenue (excluding installation revenue) of the operating system for the respective period divided by the weighted average number of subscribers during the period.
(3) These numbers include the Son en Breugel system, acquired by UPC in July
    1997.
(4) UPC acquired the Combivisie system in February 1998. See "Business--United Pan-Europe Communications N.V.--UPC Acquisitions."
(5) The Company launched operations in Australia in August 1995 and full-scale marketing for these operations began in early 1996.
(6) In September 1996, the Company merged its then existing Chilean operations with VTR S.A. See "Business--UIH Latin America, Inc.--Chile: VTR Hipercable."

                                 RISK  FACTORS

     Prospective investors should consider carefully the following Risk Factors, as well as the other information set forth in or incorporated into this Prospectus, before making an investment in the shares of Class A Common Stock.

     This Prospectus and the documents incorporated herein by reference contain statements that constitute forward-looking statements within the meaning of
Section 27A of the Securities Act. When used in, or incorporated by reference into this Prospectus, the words "believes," "anticipates," "expects," "plans," "intends" and similar expressions are intended to identify forward-looking statements. Forward-looking statements and statements of expectations, plans and intent are subject to a number of risks and uncertainties. Actual results in the future could differ materially from those described in the forward-looking statements as a result of the risk factors set forth below and the matters set forth in, or incorporated by reference into, the Prospectus. The Company undertakes no obligation to release publicly the result of any revisions to these forward-looking statements that may be made to reflect any future events or circumstances. The Company cautions the reader, however, that this list of risk factors and other cautionary language contained herein may not be exhaustive.

     History of Losses. The Company has experienced significant losses since its inception. As of February 28, 1998, the Company had an accumulated deficit of approximately $646.1 million. The Company had net losses of $91.3 million, $138.8 million and $342.5 million for fiscal years 1996, 1997 and 1998, respectively, and expects to incur substantial additional losses for the foreseeable future. There can be no assurance that such losses will not continue indefinitely. Continuing net operating losses could have a material adverse effect on the Company's results of operations and increase the Company's need for additional capital in the future. See "--Capital-intensive Business."

     Leverage. The Company is highly leveraged. As of February 28, 1998, the Company had consolidated debt of approximately $1.9 billion and a stockholders' deficit of approximately $392.3 million. The Company's earnings have been insufficient to cover its fixed charges in each of the last five years. During the year ended February 28, 1998, the Company accrued approximately $110.6 million of non-cash interest expense and incurred $13.7 million of cash interest expense. On a pro forma basis, assuming that the Company's offering of 10 3/4% Senior Secured Discount Notes due 2008 (the "Senior Notes") had been consummated as of the beginning of fiscal 1998, the Company's pro forma earnings on a consolidated basis would have been inadequate to cover its pro forma fixed charges for the year ended February 28, 1998 by $269.7 million. The Company is required to begin paying interest on the Senior Notes in 2003. To the extent the Company is unable to satisfy interest payment obligations under the Notes, the Company will be in default under the Indenture governing the Senior Notes, which default would also constitute a default under other agreements to which the Company is a party, giving the holders thereof the right to declare all such obligations to become immediately due and payable. The Company has secured its obligations under the Senior Notes with all of its stock in United International Properties, Inc. ("UIPI") and UIH Europe, Inc. ("UIHE"), the intermediate holding companies through which the Company holds substantially all of its assets and conducts all of its business.

     Capital-intensive Business. The development, construction and operation of multi-channel television and telephony systems require substantial capital investment. In addition, many of the Company's operating companies are expanding and upgrading their respective networks to increase channel capacity and to be able to offer additional services. As technology changes in the multi-channel television and telephony industry, additional system upgrades may be necessary for the Company's operating systems to compete effectively in their respective markets. While the Company believes it has capital available to it from cash on hand, existing credit facilities and cash to be generated from operations that is sufficient for its planned operations, and in certain systems construction and rebuilding projects involving its existing systems, there can be no assurance that the Company's future activities will not require more capital than currently anticipated or that the Company's resources will be sufficient for its future capital needs. The Company's inability to continue upgrading its operating systems' networks or to make its other planned capital expenditures could adversely affect the Company's operations and competitive position.

     To the extent the Company pursues new acquisition or development opportunities, the Company would likely need to raise additional capital, either through asset sales, issuances of debt or equity securities or through operating company borrowings. There can be no assurance the Company will be able to raise additional capital through any such methods.

     Dependence on Key Personnel. The success of the Company and its growth strategy depends in large part on the ability of the Company to attract and retain key management, marketing and operating personnel, both at the corporate and operating company levels. Retaining a successful international management team may be particularly difficult because key United States employees may be required to live and work overseas and because experienced local managers are often unavailable. There can be no assurance that the Company will be able to attract and retain the qualified personnel needed for its business.

     Risks Inherent in Foreign Investment. The Company has invested its resources outside of the United States and intends to continue to make international investments in the future. Risks inherent in foreign operations include loss of revenue, property and equipment from expropriation, nationalization, war, insurrection, terrorism and other political risks, risks of increases in taxes and governmental royalties and fees and involuntary renegotiation of contracts with foreign governments. The Company carefully considers those risks when evaluating investment opportunities and insures against risks where possible in circumstances where its assessment of the costs and risks involved justifies obtaining insurance. Only a portion of such risks may be insured. The Company is also exposed to the risk of changes in foreign and domestic laws and policies that govern operations of foreign-based companies.

     Foreign Currency Exchange Rate and Conversion Risks. Although the Company's operating companies have attempted, and will continue to attempt, to match costs and revenues and borrowings and repayments in terms of their respective local currencies, payment for a majority of purchased equipment has been, and may continue to be, required to be made in dollars. In addition, the value of the Company's investment in an operating company is partially a function of the currency exchange rate between the dollar and the applicable local currency. In general, the Company and certain of its operating companies do not execute hedge transactions to reduce the Company's exposure to foreign currency exchange rate risks. Accordingly, the Company may experience economic loss and a negative impact on earnings with respect to its holdings solely as a result of foreign currency exchange rate fluctuations, which include foreign currency devaluations against the dollar. Furthermore, certain of the Company's operating companies have notes payable and notes receivable that are denominated in a currency other than their own functional currency or loans linked to the dollar. The Company may also experience economic loss and a negative impact on earnings related to these monetary assets and liabilities. The countries in which the Company's primary operating companies now conduct business generally do not restrict the removal or conversion of local or foreign currency; however, there can be no assurance this situation will continue. The Company also may acquire equity interests in companies that operate in countries where the removal or conversion of currency is restricted.

     Possible Inability to Control Certain Operating Companies. The Company holds a controlling interest in the majority of its operating companies, including most of its primary systems. In certain circumstances, however, financial, regulatory and operational considerations have required the Company to invest with financial and strategic partners in operating systems. Although the Company is actively involved in the management of the operating companies in which it has a minority ownership interest and intends to invest in the future primarily in operating companies in which it can control or at least participate in management, its existing minority voting positions may preclude it from affirmatively controlling certain of the companies in which it has an interest. In particular, the Company may not be able to cause these operating companies to pay dividends and other distributions and its lack of control may inhibit the Company's ability to implement strategies that it favors. The Company has an effective 100% interest in Austar, its Australian operating company and believes that through the securities it holds it has the right to designate all the directors of Austar. While the transactions pursuant to which the Company acquired its interest in Austar did not require any advance notification or approval under Australian law, the Treasurer of Australia has the power to review such transactions under provisions of the Australian Foreign Acquisition and Takeovers Act of 1975, as amended ("FATA"). If the Treasurer determines the ownership structure is in violation of the FATA, the Treasurer could require the voting structure of Austar to be changed such that the Company would be entitled to appoint only three of the six directors of Austar.

     Regulation. Multi-channel television operations and programming services are subject to governmental regulation, which may change from time to time. Changes in applicable laws and regulations could increase the costs of the Company. There can be no assurance that material and adverse changes in the regulation of the Company's existing operating systems will not occur in the future. Regulation can take the form of price controls, service requirements, programming content restrictions and foreign ownership restrictions, among others. Delays in obtaining any required regulatory approvals could adversely affect the Company's ability to offer some or all of its proposed range of services in certain of its markets. Moreover, not all countries have regulatory regimes that provide for exclusive licenses to provide multi-channel television services within a geographic area. Operators may have to compete with each other for contracts to provide services to apartments, hotels and other multi-unit buildings, as well as with providers of other multi-channel televisions services via other distribution technologies. The lack of a regulatory framework and the terms upon which such contracts are available may limit the ability to add subscribers to developing systems and, if such contracts and licenses are not renewed, may limit the long-term appreciation in the value of the systems involved. In addition, certain countries may impose interconnection obligations and other regulatory controls with respect to the telecommunications services offered by the Company's operating systems.

     General Risks of Multi-Channel Television Operations. A substantial portion of the Company's initial investments have been in cable television. Cable television, as an industry, could become technologically obsolete upon the introduction of technologies that do not currently exist or the substantial improvement of existing competing technologies. In some markets, only a limited amount of indigenous programming may be available in which case the Company's systems must repackage available programming in the local language. Limited availability of competitive programming may adversely affect subscriber demand for multi-channel television services and thereby the operations of the Company's systems. There can be no assurance that adequate programming will continue to be available for all systems in which the Company has an ownership interest.

     Ability to Procure Additional Programming Services. The Company's success is largely dependent upon management's ability to procure programming that is attractive to its customers at reasonable commercial rates. The Company is dependent upon third parties for the development and delivery of programming services. These programming suppliers will charge the operating companies for the right to distribute the channels to the operating companies' customers. The costs to the operating companies for additional services will be determined through negotiations between the operating companies and these programming suppliers. Management believes that the availability of sufficient programming on a timely basis will be critical to the Company's future success. There can be no assurance that the operating companies will have access to additional programming services or that management can secure rights to such programming on commercially acceptable terms.

     Competition. The multi-channel television and telephony industries in many of the markets in which the Company operates are competitive and often are rapidly changing. The Company recognizes that in the future it is likely to encounter increased competition as new entrants with competing technologies, including, but not limited to, DTH, SMATV, MMDS and local multipoint distribution service, enter its markets and launch new services. Multi-channel television also competes with the direct reception of broadcast television signals and, in varying degrees, with other communications and entertainment media. The success of the Company's existing operating systems is dependent, in part, on their ability to provide services and programming not otherwise available to subscribers. The Company may also have to compete initially in certain areas with unlicensed operators. In many of the Company's markets, the Company competes with other multi-channel television and telephony operators, many of which have substantially more resources than the Company.

     Construction Risks. Many of the Company's operating systems are currently upgrading their physical plants. Construction activity may require the Company to obtain qualified subcontractors, the availability of which varies significantly from country to country. Construction projects are subject to cost overruns and delays not within the control of the Company or its subcontractors, such as those caused by acts of governmental entities, financing delays and catastrophic occurrences. Delays also can arise from design changes and material or equipment shortages or delays in delivery. Services to buildings passed by the operating systems can be delayed if the operating companies or their subcontractors have difficulty in obtaining necessary easements or rights-of-way. Failure to complete construction on a timely basis could jeopardize a system's subscriber contracts, franchises and licenses or the system's ability to preempt its competition, and failure to complete the upgrades on a timely basis could delay the Company's timetable for the launching of its new services.

     Introduction of New Services. The multi-channel television and telecommunications services industry is characterized by changing technology and regulatory requirements, each of which influences the demand for the Company's products and services. Acceptance of new products and services may be affected by the adoption of new government regulations. The Company's ability to anticipate changes in technology and regulatory standards and to develop and introduce new and enhanced products successfully on a timely basis will be a factor in the Company's ability to continue to grow and to remain competitive. Upon completion of the upgrade of certain of its systems, the Company intends to offer a range of new services in many of its markets including the provision of additional channels and tiers, impulse pay-per-view services, high speed data services, Internet access and telephony. There can be no assurance that the Company will be able to achieve the technological advances that may be necessary for it to remain competitive. In addition, the Company is subject to the risks generally associated in all of its markets with new product introductions and applications, including lack of market acceptance, delays in development or failure of products to operate properly. There is no proven market for certain of the advanced services referred to above and there can be no assurance that sufficient demand will develop for such telephony and enhanced services in each of the Company's markets.

     Limited Insurance Coverage. The Company's operating companies obtain insurance of the type and amount customary for the property in their systems. Consistent with industry practice in the United States, however, they do not insure the entire cable portion of multi-channel television systems. Accordingly, any catastrophe affecting a significant portion of a system's cable could result in substantial uninsured losses.

     International Tax Risks. In general, a United States corporation may claim a foreign tax credit against its federal income tax expense for foreign taxes paid and accrued. Because the Company must calculate its foreign tax credit separately for dividends received from each foreign corporation in which the Company owns 10% to 50% of the voting stock and because of certain other limitations, the Company's ability to claim a foreign tax credit may be limited, particularly with respect to dividends paid out of earnings subject to a high rate of foreign tax. This limitation and the inability of the Company to offset losses in one foreign jurisdiction against income earned in another foreign jurisdiction could result in a high effective tax rate on the Company's earnings. The Company has acquired ownership interests and may acquire additional ownership interests in operating companies located in countries with which the United States does not have income tax treaties, in which case the Company may be subject to increased withholding taxes on distributions and other payments from those operating companies and also may be subject to double taxation with respect to income generated in such countries.

     Inflation Risks. Certain of the operating companies in which the Company holds an interest operate in countries where the rate of inflation is extremely high relative to that in the United States. While the Company's affiliated companies attempt to increase their subscription rates to offset increases in operating costs, there is no assurance that they will be able to do so. Therefore, operating costs may rise faster than associated revenue, resulting in a material negative impact on reported earnings.

     Control of the Company by Class B Stockholders. The Company's voting stock is divided into two classes with different voting rights, which allows for the maintenance of control of the Company by the holders of the Class B Common Stock. Holders of Class A Common Stock are entitled to one vote per share on all matters submitted to a vote of the stockholders of the Company, and the holders of Class B Common Stock are entitled to ten votes per share. Both classes vote together as a single class on all matters, except where class voting is required by the Delaware General Corporation Law ("DGCL"). Shares of Class B Common Stock may be converted, at the option of the holder, into shares of Class A Common Stock on a one-for-one basis. Apollo Cable Partners, L.P. (together with its affiliates, "Apollo") and certain stockholders of the Company (the "Founders") have agreed that their Class B Common Stock will be converted to Class A Common Stock in connection with certain transfers of Class B Common Stock. Following the Offering, holders of the Class B Common Stock will have approximately 71.1% of the combined voting power of the outstanding common stock (70.6% if the Underwriters' overallotment option is exercised) and have the voting power to control all matters requiring the approval of the Company's stockholders voting as a single class. Pursuant to a stockholders' agreement among the parties (the "Stockholders' Agreement"), Apollo has agreed to vote the Company's common stock held by it for the election of up to nine persons nominated to be directors of the Company by the Founders, and the Founders have agreed to vote the Company's common stock held by them for up to three persons nominated to be directors of the Company by Apollo.

     Potential Adverse Effect of Shares Eligible for Future Sale. Following this Offering, approximately 7.8 million shares of the Class A Common Stock issuable upon conversion of the Class B Common Stock may be sold freely, subject to, for affiliates of the Company, any resale limitations including those of Rule 144 adopted under the Securities Act.

Sales of substantial numbers of the shares of Class A Common Stock, including those issuable upon conversion of the Class B Common Stock, could adversely affect the market price of the Class A Common Stock.


     Volatility of Stock Price. The market price of the Company's Class A Common Stock in the past has been and may in the future be volatile. A variety of events, including quarter-to-quarter variations in operating results, news announcements, trading volume, general market trends and other factors, has resulted and could continue to result in wide fluctuations in the market price of the Class A Common Stock.


                                USE OF PROCEEDS

     The Company will not receive any proceeds from this Offering. Expenses expected to be incurred by the Company in connection with this Offering are estimated at approximately $225,000. If the Underwriters exercise their overallotment option, the Company will receive proceeds, net of underwriting discounts and commissions and expenses of the Offering, of approximately $11.3 million (based on the $16.125 closing price of the Class A Common Stock as reported on the Nasdaq National Market/sm/ on June 8, 1998), which it plans to use for general corporate purposes.


                                DIVIDEND POLICY

     The Company has never declared or paid cash dividends on its common stock. The Company's Indenture governing the Senior Notes generally prohibits the payment of dividends. The Company does not intend to pay dividends in the foreseeable future.


                         MARKET PRICES OF COMMON STOCK

     The Company's Class A Common Stock trades on the Nasdaq Stock Market/sm/ under the symbol "UIHIA." The following table sets forth the range of high and low sale prices reported on the Nasdaq Stock Market/sm/ for the periods indicated:

                                                  HIGH       LOW
                                              ---------------------
Fiscal 1999:
 Second Quarter (through June 8, 1998)......... $ 16 7/16  $ 16 1/8
 First Quarter.................................   18 9/16    14 9/16

Fiscal 1998:
 Fourth Quarter................................   14 9/16    10 3/8
 Third Quarter.................................   13 3/4     10 5/16
 Second Quarter................................   11 1/2      9 3/4
 First Quarter.................................   10 1/4      8 1/4

Fiscal 1997:
 Fourth Quarter................................   14 1/8     10 1/8
 Third Quarter.................................   13 63/64   12
 Second Quarter................................   16         10 1/2
 First Quarter.................................   16 3/4     13 1/2

                                CAPITALIZATION

     The following table sets forth the consolidated capitalization of the Company as of February 28, 1998. The table should be read in conjunction with the Consolidated Financial Statements of the Company and the Notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" incorporated by reference into this Prospectus.

                                                                                As of
                                                                          February 28, 1998
                                                                          ------------------
                                                                            (in thousands)
Cash, cash equivalents and short term investments.......................         $  337,172
                                                                                 ==========

Notes payable and other debt--current(1)................................            163,325

Long-term debt:
   Bank Facilities and other debt(2)....................................            575,008
`  UIH Australia/Pacific, Inc. 14% Senior Discount Notes due 2006(3)....            309,123
   10.75% Senior Secured Discount Notes due 2008........................            818,640
                                                                                 ----------
      Total long-term debt..............................................          1,702,771
                                                                                 ----------

Minority interest in subsidiary.........................................             15,186
                                                                                 ----------

Convertible Preferred Stock, Series A, stated at liquidation value(4)...             32,564
                                                                                 ----------

Stockholders' deficit:
   Common Stock.........................................................                392
   Additional paid-in capital...........................................            352,253
   Treasury stock.......................................................            (33,074)
   Cumulative translation adjustments...................................            (66,075)
   Other, net...........................................................                309
   Accumulated deficit..................................................           (646,085)
                                                                                 ----------
       Total stockholders' deficit......................................           (392,280)
                                                                                 ----------
       Total capitalization.............................................         $1,521,566
                                                                                 ==========

_______________
(1) Primarily consists of UPC's Tranche B Facility (defined below) in conjunction with the closing of the UPC Acquisition with total availability of $125.0 million, all of which was drawn as of December 31, 1997. In March 1998, the Company repaid $63.0 million of the Tranche B Facility. The Tranche B Facility matures December 5, 1998, which maturity date is extendable to June 5, 1999 under certain conditions. See "Management's Discussion and Analysis of Financial Condition--Subsidiary Credit Facilities."
(2) Primarily consists of two facilities: (i) UPC's Tranche A Facility (defined below) with total availability of NLG1.1 billion ($544.6 million, as of December 31, 1997), of which approximately NLG883.9 million ($437.6 million as of December 31, 1997) was drawn as of December 31, 1997, and (ii) approximately A$110.0 million ($71.5 million as of December 31, 1997) drawn as of December 31, 1997 by Austar on its bank credit facility, which has total availability of approximately A$200.0 million ($130.1 million as of December 31, 1997) upon Austar having achieved certain minimum subscriber and operating cash flow levels. See "Management's Discussion and Analysis of Financial Condition--Subsidiary Credit Facilities."
(3) From May 15, 1997 until such time as UIH Australia/Pacific, Inc. ("UIH A/P") effects a sale of equity resulting in gross proceeds of at least $70.0 million ("UIH A/P Equity Sale"), the rate at which these notes accretes is 14.75%. As of December 31, 1997, the Company has funded approximately $15.7 million of such $70 million requirement.
(4) All unconverted shares of the Series A Preferred Stock are subject to a mandatory redemption on June 19, 2000 and are convertible into shares of Class A Common Stock at $17.50 per share. The liquidation value on the mandatory redemption date will be approximately $35.7 million.

                     SELECTED CONSOLIDATED FINANCIAL DATA

  The following selected annual consolidated financial data includes portions of selected consolidated financial data incorporated by reference in this Prospectus and have been derived from the Company's audited consolidated financial statements. The Company's consolidated financial statements do not consolidate the operating results of its minority-owned affiliates, including UPC historically. Upon consummation of the UPC Acquisition on December 11, 1997, the Company began consolidating the results of UPC. The data set forth below are qualified by reference to and should be read in conjunction with the audited consolidated financial statements and notes thereto of the Company incorporated by reference into this Prospectus and also with "Management's Discussion and Analysis of Financial Condition."

                                            Years Ended                  Year Ended                 Years Ended
                                           February 28,                 February 29,                February 28,
                                  -------------------------------     ----------------     ------------------------------
                                       1994              1995             1996                 1997              1998
                                  -------------     -------------     ----------------     ------------     -------------
                                                           (In thousands, except per share data)
STATEMENT OF OPERATIONS DATA:
 Service and other................  $        --          $    701        $  2,363        $  30,244        $   98,047
 Management fee income from
  related parties.................          746               912             507            1,311               575
 Operating expense................           --            (1,651)         (4,224)         (26,251)          (65,631)
 Selling, general and
  administrative expense..........      (10,126)          (18,299)        (22,483)         (54,020)          (91,356)
 Depreciation and amortization....         (182)           (1,701)         (2,331)         (38,961)          (91,656)
                                       --------          --------        --------        ---------        ----------
 Net operating loss...............       (9,562)          (20,038)        (26,168)         (87,677)         (150,021)
 Equity in losses of affiliated
  companies, net..................       (2,551)           (6,106)        (48,635)         (47,575)          (68,645)
 Gain on sale of investments in
    affiliated companies..........          356                --          16,013           65,249            90,020
 Interest income (expense), net...        1,034            (2,787)        (27,628)         (66,330)         (116,482)
 Provision for loss on marketable
  equity securities and investment
    related costs.................       (2,754)           (2,865)         (6,055)          (5,859)          (14,793)
 Other............................         (407)            1,182           1,162            3,367            (3,520)
                                       --------          --------        --------        ---------        ----------
 Net loss before extraordinary
 charge...........................      (13,884)          (30,614)        (91,311)        (138,825)         (263,441)
 Extraordinary charge for early
  retirement of debt..............           --                --              --               --           (79,091)
                                       --------          --------        --------        ---------        ----------
 Net loss.........................     $(13,884)         $(30,614)       $(91,311)       $(138,825)       $ (342,532)
                                       ========          ========        ========        =========        ==========
 Net loss per common share:
    Basic and diluted net loss
     before extraordinary charge..       $(0.68)           $(1.10)         $(2.69)          $(3.59)           $(6.75)
    Extraordinary charge for early
     retirement of debt...........           --                --              --               --             (2.02)
                                       --------          --------        --------        ---------        ----------
    Basic and diluted net loss....       $(0.68)  (1)      $(1.10)         $(2.69)  (2)     $(3.59)  (2)      $(8.77)  (2)
                                       ========          ========        ========        =========        ==========
 Weighted-average number of common
  shares outstanding..............       20,345   (1)      27,802          34,018           39,036            39,212

                                                Years Ended               Year Ended               Years Ended
                                               February 28,              February 29,             February 28,
                                      -------------------------------   --------------   -------------------------------
                                          1994              1995            1996             1997               1998
                                      -------------     -------------   --------------   ------------        -----------
                                                                        (In thousands)
BALANCE SHEET DATA:
  Cash, cash equivalents and
   short-term investments.........       $ 65,260          $130,102        $147,910        $ 139,143        $  337,172
  Investments in and advances to
   affiliated companies...........         10,114            85,280         272,205          253,108           318,437
  Property, plant and equipment,
   net............................          2,989            13,741          31,102          219,342           440,735
  Goodwill and other intangible
   assets, net....................             --                --          45,629          132,636           432,005
  Total assets....................        107,312           370,290         580,206          819,936         1,679,835
  Total debt......................          4,504           202,416         371,374          667,394         1,866,096
  Stockholders' equity (deficit)..         93,836           138,870         151,976           15,096          (392,280)

__________________
(1) The Company has presented unaudited pro forma net loss per share information for the year ended February 28, 1994 to reflect shares issued subsequent to February 28, 1993 in connection with the investment in the Company by Apollo and the cancellation of amounts due to the Company, as if they were issued on March 1, 1994.
(2) Net loss per common share amounts include the accrual of dividends on convertible preferred stock, which are recorded directly to additional paid-in capital.

     PRO FORMA CONSOLIDATED CONDENSED FINANCIAL INFORMATION OF THE COMPANY

  The following unaudited pro forma consolidated condensed statement of operations for the year ended February 28, 1998, gives effect to the UPC Acquisition and the Argentina Transaction, as if each had occurred as of the beginning of fiscal 1998. The pro forma consolidated condensed financial information and notes thereto do not purport to represent what the Company's results of operations would actually have been if such transactions had in fact occurred on such dates.

  The pro forma adjustments are based upon currently available information and upon certain assumptions that management believes are reasonable. The unaudited pro forma consolidated condensed financial information and accompanying notes should be read in conjunction with the Consolidated Financial Statements and the related notes thereto, and other financial information pertaining to the Company including "Management's Discussion and Analysis of Financial Condition and Results of Operations" incorporated by reference into this Prospectus.

                                                                           Year Ended February 28, 1998
                                                         ----------------------------------------------------------------
                                                                          Pro Forma Adjustments
                                                                    ------------------------------------
                                                                       The Argentina        The UPC
                                                          Historical   Transaction(1)    Acquisition(2)        Pro Forma
                                                         -----------------------------------------------     -------------
                                                                       (In thousands, except per share data)
                                                                                    (Unaudited)
CONSOLIDATED CONDENSED STATEMENT OF OPERATIONS:
 Service and other revenue...............................   $  98,047          $(17,627)         $163,399       $ 243,819
 Management fee income from related parties..............         575                --                --             575
 Operating expense.......................................     (65,631)            8,886           (54,787)       (111,532)
 Selling, general and administrative expense.............     (91,356)            5,626           (55,206)       (140,936)
 Depreciation and amortization...........................     (91,656)            3,288           (82,460)       (170,828)
                                                            ---------          --------          --------       ---------
    Net operating loss...................................    (150,021)              173           (29,054)       (178,902)
 Equity in income (losses) of affiliated companies, net..     (68,645)              203            44,147         (24,295)
 Gain on sale of investment in affiliated company........      90,020           (90,020)               --              --
 Interest expense, net...................................    (116,482)            7,046           (55,640)       (165,076)
 Provision for loss on marketable equity securities and
    investment related costs.............................     (14,793)               --                --         (14,793)

 Other...................................................      (3,520)            1,089           (10,226)        (12,657)
                                                            ---------          --------          --------       ---------
 Net loss before extraordinary charge....................    (263,441)          (81,509)          (50,773)       (395,723)
 Extraordinary charge for early retirement of debt.......     (79,091)               --                --         (79,091)
                                                            ---------          --------          --------       ---------

 Net loss................................................   $(342,532)         $(81,509)         $(50,773)      $(474,814)
                                                            =========          ========          ========       =========

    Net loss per common share (3)........................   $  ( 8.77)                                          $  (13.21)
                                                            =========                                           =========
    Weighted-average number of common shares
       outstanding.......................................      39,212                                              36,042


____________

(1) Represents elimination of historical Argentina results of operations and elimination of the gain recorded on sale due to the Argentina Transaction.
(2) Represents the net effect of the UPC Acquisition. On December 11, 1997, the Company acquired Philips' entire interest in UPC. In addition to purchasing Philips' interest in UPC at closing, (i) UPC purchased 3.17 million shares of the Company's Class A Common Stock held by Philips, (ii) UPC repaid to Philips the accreted amount of UPC's pay-in-kind convertible notes not acquired directly by UIH, and (iii) UPC made a payment to Philips in lieu of issuing a previously negotiated stock appreciation right. In connection with the UPC Acquisition, UPC refinanced all of its existing consolidated debt, except for approximately NLG123.4 million ($61.1 million as of December 31, 1997) of project financing and other notes payable. The UPC Acquisition was financed with (i) approximately NLG813.9 million ($404.0 million as of December 11, 1997) drawn under the Tranche A Facility and $111.2 million drawn under the Tranche B facility and an approximately $162.5 million cash investment by UIH. The following consolidated condensed financial statements of UPC give effect to the above transaction:
(3) Net loss per common share amounts include the accrual of dividends on convertible preferred stock, which are recorded directly to additional paid-in capital.

                                                                               Pro Forma           Pro Forma
                                                                           Adjustments to UPC  Adjustments to UIH
                                                         Historical(a)         Balances            Balances           Pro Forma
                                                       -----------------  -------------------  ------------------    ------------
                                                                                       (In Thousands)
                                                                                                 (unaudited)
CONSOLIDATED CONDENSED STATEMENT OF OPERATIONS
 FOR THE YEAR ENDED DECEMBER 31, 1997:
 Service and other revenue..............................   $163,399         $       --             $       --         $ 163,399
 Operating expense......................................    (54,787)                --                     --           (54,787)
 Selling, general and administrative expense............    (55,206)                --                     --           (55,206)
 Depreciation and amortization..........................    (72,382)           (10,078) (b)                --           (82,460)
                                                           --------         ----------             ----------         ---------
   Net operating loss...................................    (18,976)           (10,078)                    --           (29,054)
 Equity in income of affiliated companies, net..........      1,643                 --                 42,504 (c)        44,147
 Interest expense, net..................................    (53,176)            (2,464) (d)                --           (55,640)
 Other..................................................    (10,226)                --                     --           (10,226)
                                                           --------         ----------             ----------         ---------
   Net (loss) income....................................   $(80,735)        $  (12,542)            $   42,504         $ (50,773)
                                                           ========         ==========             ==========         =========

________________
(a) Represents UPC historical statement of operations balances for the period from January 1, 1997 to December 10, 1997, prepared in accordance with United States generally accepted accounting principles.
(b) Represents additional depreciation and amortization as a result of the step-up in basis of property, plant and equipment, license rights and goodwill.
(c) Represents elimination of the Company's historical equity in losses related to UPC.
(d) Represents the following:

    Elimination of historical interest expense on the pay-in-kind convertible notes.....................................   $ 14,554
    Elimination of historical interest on the refinanced credit facilities..............................................     15,546
    Additional interest expense on the Tranche A Facility (assuming borrowings of $400,000 at an interest rate of 5.5%).    (22,000)
    Additional interest expense on the Tranche B Facility (assuming borrowings of $111,200 at an interest rate of 9.5%).    (10,564)
                                                                                                                           --------
      Total.............................................................................................................   $ (2,464)
                                                                                                                           ========

                     MANAGEMENT'S DISCUSSION AND ANALYSIS
                            OF FINANCIAL CONDITION

     The following discussion and analysis of financial condition of the Company is an excerpt from the Company's Annual Report on Form 10-K for the year ended February 28, 1998 and should be read in conjunction with the complete "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Company's consolidated financial statements and related notes thereto contained in the Company's Annual Report on Form 10-K for the year ended February 28, 1998. Such consolidated financial statements provide additional information regarding the Company's financial activities and condition.

INTRODUCTION

     The Company was formed in 1989 for the purpose of developing, acquiring and managing foreign multi-channel television, programming and telephony operations outside the United States. The Company currently, through UPC, owns interests in multi-channel television operating systems in 11 countries in Europe and in Israel. The Company has historically accounted for UPC under the equity method. Beginning December 11, 1997, the Company consolidated the operations of UPC including its consolidated subsidiaries (the Austria, Belgium, Czech Republic, France, Netherlands (KTE), Norway, Romania and Slovak Republic operating systems). The Company, through UIHLA and UAP, holds interests in multi-channel television operating systems and related business development projects in Chile, Brazil, Mexico, Peru, Australia, New Zealand, Tahiti, the Philippines and China. Prior to the Argentina Transaction, the Company consolidated the results of the Bahia Blanca, Argentina system. The Company also holds interests in a telephony project in Hungary as well as programming companies for the Australia, Spain, Portugal, Ireland and Latin America markets.

     The Company's consolidated financial statements do not consolidate the operating results of its minority-owned operating companies. Historically, the only revenue reflected on the Company's consolidated statements of operations other than revenue of consolidated subsidiaries was management fees from related parties and certain operating entities. General and administrative costs include salaries, employee benefits, rent and other routine overhead expenses of the Company as well as legal, accounting and consulting fees.

     The Company accounts for its share of the income or loss of its operating companies based on the calendar year results of each operating company. This creates a two-month delay in reporting the operating company results in the Company's consolidated results for its fiscal year-end. Based on reported historical results and the activities of the operating companies, the Company believes this two-month delay has not had and will not have a significant impact on reported operating results of the Company.

     For those investments in companies in which the Company's ownership interest is 20% to 50%, its investments are held through a combination of voting common stock, preferred stock, debentures or convertible debt and the Company exerts significant influence through board representation and management authority, or in which majority control is deemed to be temporary, the equity method of accounting is used. Under this method, the investment, originally recorded at cost, is adjusted to recognize the Company's proportionate share of net earnings or losses of the affiliates, limited to the extent of the Company's investment in and advances to the affiliates, including any debt guarantees or other contractual funding commitments. The Company's proportionate share of net earnings or losses of affiliates includes the amortization of the excess of cost over net tangible assets acquired.

     The cost method of accounting is used for other holdings in which the Company's voting interest is less than 20% and where the Company does not exert significant influence, except for its holdings of marketable equity securities. For holdings of marketable equity securities in which the Company's voting interest is less than 20% and where the Company does not exert significant influence, the holdings are carried at fair market value.

LIQUIDITY AND CAPITAL RESOURCES

     Since its inception, the Company has financed its operations, its development opportunities and its investments in and development of its operating systems primarily through the sale of equity and debt securities as well as through the sale of appreciated assets. Since 1989, the Company has raised total gross cash proceeds of approximately $287.3 million from the sale of its common equity in a series of private transactions and public offerings and approximately $606.3 million from the sale of senior secured discount notes (the "Senior Notes"), net of $531.8 million used to redeem previous note offerings.

OBLIGATIONS

     From November 1994 through February 1996, the Company raised total gross proceeds of approximately $325.9 million from the public and private offerings of $599.4 million aggregate principal amount at maturity of 14% senior secured discount notes. In February 1998, the Company raised total gross proceeds of $812.2 million from a private offering of senior secured discount notes (the "1998 Notes"). The Company used $531.8 million of the proceeds (which included approximately $65.6 million for tender premiums and associated costs) to repurchase the existing Senior Notes. The 1998 Notes were issued at a significant discount from their aggregate principal amount at maturity and will accrete at a rate of 10.75% per annum, compounded semi-annually to an aggregate principal amount on February 15, 2003 of $1.375 billion. Cash interest will commence to accrue on the 1998 Notes on February 15, 2003. Commencing August 15, 2003, cash interest on the 1998 Notes will be payable on February 15 and August 15 of each year until maturity at a rate of 10.75% per annum. The 1998 Notes will mature on February 15, 2008, and will be redeemable at various premiums to par at the option of the Company, on or after February 15, 2003.
The 1998 Notes are secured by a first priority lien on the capital stock and intercompany notes to the Company of UIPI and UIHE. The Company will hold its future investments in, and conduct its future operations through, UIPI and UIHE.

     In December 1995, in connection with the Company's acquisition of an additional 40% economic interest in Austar, the Company issued 170,513 shares of its Convertible Preferred Stock, Series A ("Series A Preferred Stock"), having a liquidation value at issuance of approximately $29.8 million as partial consideration for the 40% interest it acquired in Austar (increasing its interest at that time to 90%). In June 2000, the Company will be required to redeem the Series A Preferred Stock not previously converted at the then liquidation value. Assuming that none of the Series A Preferred Stock is converted prior to redemption, the total cost to the Company of redeeming the Series A Preferred Stock would be approximately $35.7 million.

SUBSIDIARY CREDIT FACILITIES

     Since its formation in July 1995, UPC has funded the construction, upgrading and operations of its operating companies and development projects through cash from operations, proceeds from debt facilities of certain of its operating companies and cash contributed by UIH upon formation of UPC. As part of the UPC Acquisition, (i) UPC purchased 3.17 million shares of Class A Common Stock of the Company held by Philips, (ii) UIH purchased part of the accreted amount of UPC's 9.96% Series A and 10.03% Series B Convertible Pay-in-Kind Notes (the "PIK Notes") and redeemed them for shares of UPC, (iii) UPC repaid to Philips the remaining accreted amount of the PIK Notes, (iv) UPC purchased Philips' interest in UPC and (v) the Company made a payment to UPC, with UPC in turn making a payment to Philips, in lieu of the issuance of a stock appreciation right by UPC. The Company effectively owns 100% of UPC as a result of the UPC Acquisition, except for shares held by a foundation benefiting UPC employees and management, pursuant to UPC's equity incentive plans. The final purchase price (excluding transaction-related costs) was $425.2 million, comprised of $168.7 million for the purchase by the Company and repayment by UPC of UPC's PIK Notes, $33.2 million allocated to the purchase by UPC of 3.17 million shares of the Company's Class A Common Stock and $223.3 million allocated to the purchase of Philips' interest in UPC. The UPC Acquisition was funded by a long-term revolving credit facility through UPC with a syndicate of banks (the "Tranche A Facility") ($151.5 million), a bridge bank facility through a subsidiary of UPC (the "Tranche B Facility") ($111.2 million) and a cash investment by the Company of $162.5 million. The maximum amount available under the Tranche A Facility is approximately NLG1.1 billion ($544.6 million as of December 31, 1997), of which approximately NLG479.0 million ($237.1 million as of December 31, 1997) was used to repay existing debt of UPC in conjunction with the UPC Acquisition. UPC plans to use any additional borrowings under such facility for general corporate purposes, including capital expenditures, working capital requirements of its subsidiaries and acquisitions.

     In addition to contributions from the Company, UAP has funded its operations, primarily in Australia, through private debt offerings by UIH A/P. In 1996 and 1997, UIH A/P raised total gross proceeds of approximately

$255.0 million from the sale of its 14% senior discount notes due 2006 (the "UIH A/P Notes"). The UIH A/P Notes currently accrete interest at a rate of 14.75% compounded semi-annually. Upon the sale by UIH A/P of equity securities generating gross proceeds of at least $70.0 million, the UIH A/P Notes will accrete interest at a rate of 14%. In addition, Austar has in place an A$200.0 million ($130.1 million as of December 31, 1997) senior bank facility (the "Austar Bank Facility"), proceeds of which are being used to finance the installation of equipment for new subscribers and working capital needs. The Austar Bank Facility consists of three sub-facilities: (i) A$50.0 million revolving working capital facility, (ii) A$60.0 million cash advance facility and (iii) A$90.0 million term loan facility. This term loan facility will be available to the extent that any drawdown, if added to the existing aggregate outstanding balance under sub-facilities (i) and (ii), would not exceed five times annualized cash flows (as defined), and upon Austar having achieved and maintained total subscribers of at least 200,000. The working capital facility is fully repayable on June 30, 2000. The cash advance facility is fully repayable pursuant to an amortization schedule beginning December 31, 2000 and ending June 30, 2004. As of December 31, 1997, Austar had drawn the entire amount of the working capital facility and the cash advance facility totaling A$110.0 million ($71.5 million as of December 31, 1997). Although management does not expect to meet the requirements for drawing down the term loan facility during 1998, they have engaged the lender under the Austar Bank Facility in a discussion regarding an amendment to the Austar Bank Facility. If approved, such an amendment would allow Austar to draw all or a portion of the A$90.0 million term loan facility in advance of the time period currently envisioned. There can be no assurance, however, that such an amendment will ultimately be approved.

     UIHLA has funded its operations through $110.0 million drawn under a bank credit facility in April 1997. The credit facility was repaid in full in October 1997 with proceeds from the Argentina Transaction. Subsequent to the Argentina Transaction, UIHLA arranged a $40.0 million short-term bank facility with Toronto Dominion (Texas), Inc. (the "UIHLA Revolving Credit Facility"), due November 25, 1998. The outstanding balance under this facility as of February 28, 1998 was $33.0 million.

     The indentures and credit agreements associated with the Senior Notes, the UIH A/P Notes, the Tranche A Facility and Tranche B Facility at UPC, the UIHLA Revolving Credit Facility and the Austar Bank Facility place restrictions on the Company and its restricted subsidiaries with respect to incurring additional debt and paying dividends.

CASH SOURCES

     The Company had $337.2 million of unrestricted cash, cash equivalents and short-term investments on hand as of February 28, 1998. The Company advanced approximately $94.7 million to subsidiaries subsequent to February 28, 1998, which was utilized primarily to repay existing subsidiary level credit facilities. The Company believes that this cash balance, combined with internally generated cash flow and amounts available under the existing credit facilities of its subsidiaries, will provide it with sufficient capital to meet the growth plans of its existing subsidiaries and affiliates for the foreseeable future. In addition, UIH is considering the sale of a number of its operations. If the Company completes any such sales, it intends to use the proceeds from such sales to reduce debt and finance the growth of its existing operations. To the extent the Company pursues new acquisition or development opportunities, the Company would need to raise additional capital, either through issuances of its debt or equity securities or through operating company borrowings.

     In conjunction with the issuance of the November 1994 14% Senior Notes, the Company issued 394,000 warrants to purchase a total of 1,786,699 shares of Class A Common Stock at a price of $15 per share. Holders of the warrants required the Company to purchase a total of 76,070 warrants during a put option period in February 1996. The remaining 317,930 outstanding warrants (representing 1,441,739 shares of Class A Common Stock) are exercisable at any time before November 15, 1999, and would result in proceeds to the Company of approximately $21.6 million, if exercised. On November 17, 1997, pursuant to the terms of the indentures governing the UIH A/P Notes, UIH A/P issued warrants to purchase a total of 488,000 shares of its common stock, which represented 3.4% of its common stock. The warrants are exercisable at a price of $10.45 per share which would result in gross proceeds of approximately $5.1 million, if exercised. The warrants are exercisable through May 15, 2006. There can be no assurance that any of the warrants will be exercised.

     Because the Company does not currently generate positive operating cash flow, its ability to repay its obligations on the 1998 Notes at maturity in 2008 as well as any other obligations that become due before such time will be dependent on developing one or more additional sources of cash. The Company does not expect any operating company to pay dividends in the foreseeable future and accordingly does not expect any distributions to be made by any affiliates, many of whom are restricted due to existing loan agreements. The Company plans to develop additional cash flow through the addition of revenue generating services to many of its systems, as well as by obtaining controlling ownership of systems whose cash flows it will be able to access, subject to existing credit facility restrictions. There can be no assurance that the Company will be able to generate additional cash flow through this strategy.

CURRENCY CONVENIENCE TRANSLATION

     Certain foreign currency amounts have been converted to U.S. dollars based on the following convenience translations as of December 31, 1997:

                                                                CONVENIENCE
                                                              TRANSLATION RATE
                 COUNTRY               CURRENCY                 PER US$1.00
                 -------               --------               ----------------
          Austria................  Austrian schilling (AS)         12.6310
          Australia..............  Australian dollar (A$)           1.5378
          Belgium................  Belgian franc (BEF)             37.0650
          Czech Republic.........  Czech koruna                    34.4380
          France.................  French franc (FF)                6.0135
          Ireland................  Irish punt                       0.7018
          Israel.................  New Israel shekel (NIS)          3.5342
          Malta..................  Maltese lira (M(Pounds))         0.3910
          Mexico.................  Mexican peso                     8.0700
          Netherlands............  Dutch guilder (NLG)              2.0265
          New Zealand............  New Zealand dollar (NZ$)         1.7161
          Norway.................  Norwegian kroner (NKr)           7.3643
          Philippines............  Philippine peso                 39.9000
          Romania................  Romanian leu                 7,983.0000
          Slovak Republic........  Slovak koruna                   34.8100

                                   BUSINESS

     The Company, through its subsidiaries and affiliates, is a leading provider of multi-channel television services outside the United States, owning and operating systems in over 20 countries around the world. UIH operates systems in three geographic regions: (i) Europe, primarily through UPC, which is one of Europe's largest privately owned multiple system operators; (ii) Asia/Pacific, including through its indirect 98%-owned interest in Austar, which is the largest provider of multi-channel television services in regional Australia; and
(iii) Latin America, including through its 34% interest in VTR Hipercable, which is the largest multi-channel television provider in Chile. These operating systems served an aggregate of approximately 3.1 million subscribers and passed approximately 7.7 million of the approximately 9.9 million homes in their respective service areas at December 31, 1997. UIH's equity interest as of such date in those subscribers, homes passed and homes in the Company's service areas was approximately 2.0 million, 4.9 million and 6.1 million, respectively.

     Below is a description of the Company's operating companies.

--------------------------------------------------------------------------------
          SUMMARY OPERATING DATA FOR THE COMPANY'S OPERATING SYSTEMS

     The financial and other operating data set forth below reflect aggregate statistics of multi-channel television operating systems in which the Company has, or has agreed to acquire, an ownership interest. See "--United Pan-Europe Communications N.V.," "--UIH Asia/Pacific Communications, Inc." and "--UIH Latin America, Inc."

                                                                                                                        At
                                                                                          For the Year Ended       December 31,
                                                  At December 31, 1997                     December 31, 1997           1997
                                ----------------------------------------------------   -----------------------   ---------------
                                 Homes                                      Basic                                 UIH Net Equity
                                 Under         Homes        Basic           Pene-                   Adjusted       Ownership
                                 License       Passed       Subscribers     tration    Revenues    EBITDA (1)      Interest
                                ----------  -----------   --------------   ---------  ----------  ------------   ---------------
                                                                                           (in thousands)
UPC(2):
UPC ESTABLISHED SYSTEMS
 Austria.................       1,064,000      890,305        435,859       49.0%    $ 80,603       $ 39,864          95.0%
 Belgium.................         133,000      133,000        127,529       95.9       19,170          7,491         100.0
 Netherlands
    A2000................         572,000      565,740        518,160       91.6       50,062         16,662          50.0
    KTE..................          98,393       95,442         90,671       95.0       10,199          6,276         100.0
    Combivisie(3)........         150,000      142,000        139,249       98.1       14,456          9,463         100.0
 Norway..................         529,924      457,551        319,654       69.9       45,108         18,199          87.3
                               ----------    ---------      ---------                --------       --------
     Subtotal............       2,547,317    2,284,038      1,631,122                 219,598         97,955
                               ----------    ---------      ---------                --------       --------

UPC DEVELOPMENT
PROJECTS
 Czech Republic..........         271,100      145,650         51,571       35.4        3,501         (3,144)        100.0
 France..................          86,000       28,267          6,758       23.9        1,257         (2,305)         99.6
 Romania.................         150,000       69,620         40,188       57.7          990            628          90.0(4)
 Slovak Republic.........          36,239       22,193         18,476       83.3          768           (401)         75.0(5)
                               ----------    ---------      ---------                --------       --------
     Subtotal............         543,339      265,730        116,993                   6,516         (5,222)
                               ----------    ---------      ---------                --------       --------
UPC EQUITY INVESTMENTS
 Hungary.................         300,000      290,690        266,775       91.8       25,706          7,987          50.0
 Ireland.................         355,000      350,989        136,160       38.8       34,270         12,586          20.0
 Israel..................         360,000      350,392        241,874       69.0       98,419         50,898          23.3
 Malta...................         179,000      153,917         58,033       37.7       12,038          5,049          25.0
                               ----------    ---------      ---------                --------       --------
     Subtotal............       1,194,000    1,145,988        702,842                 170,433         76,520
                               ----------    ---------      ---------                --------       --------

OTHER UIH EUROPE:
 Hungary.................          85,000       84,037       88,455(6)                 14,403          7,903          46.3
                               ----------    ---------      ---------                --------       --------

Total Europe.............       4,369,656    3,779,793      2,539,412                 410,950        177,156
                               ----------    ---------      ---------                --------       --------
--------------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------

                                                                                                                    At
                                                                                        For the Year Ended      December 31,
                                         At December 31, 1997                           December 31, 1997          1997
                        ----------------------------------------------------------- ------------------------- ---------------
                             Homes                                        Basic                               UIH Net Equity
                             Under         Homes        Basic             Pene-                  Adjusted       Ownership
                            License        Passed       Subscribers       tration     Revenue    EBITDA (1)     Interest
                        ---------------  ------------  ---------------  ----------- ---------- -------------- --------------
                                                                                          (in thousands)
UAP(7):
 Australia..............     1,635,000    1,589,000        196,205           12.3%    $ 56,230     $(16,925)      98.0%
New Zealand.............       141,000       23,518          3,059           13.0          422       (6,014)      63.7
Philippines.............       600,000      175,414         66,112           37.7        5,589        1,220       39.2(8)
Tahiti..................        31,000       20,128          6,304           31.3        4,118          229       88.2
                            ----------    ---------      ---------                    --------     --------
   UAP Total............     2,407,000    1,808,060        271,680                      66,359      (21,490)
                            ----------    ---------      ---------                    --------     --------

UIHLA:
 Chile..................     2,321,000    1,495,527        372,673           24.9      114,318       21,348       34.0
Brazil
 TV Show Brasil.........       387,000      387,000         11,232            2.9        6,469          307       40.0(9)
   Jundiai..............        70,000       55,270         20,278           36.7        8,571        2,815       46.3
 Peru...................       140,000       33,179          6,644           20.0        1,462       (1,154)      99.2(10)
Mexico..................       341,600      173,309         54,349           31.4       10,483        2,965       49.0
                            ----------    ---------      ---------                    --------     --------
   UIHLA Total..........     3,259,600    2,144,285        465,176                     141,303       26,281
                            ----------    ---------      ---------                    --------     --------

    UIH Total...........    10,036,256    7,732,138      3,276,268                     618,612      181,947
                            ==========    =========      =========                    ========     ========

_________________
(1) Adjusted EBITDA represents profit (loss) as determined using GAAP of the reporting country, which differ from those of the United States, although not materially with respect to the calculation of revenues and Adjusted EBITDA, plus net interest expense, income tax expense, depreciation, amortization, minority interest, management fee expense payable to the Company and other non-operating income (expense) items.
(2) Approximately 8.4% of UPC's outstanding shares are registered in the name of a foundation administering UPC's employee equity incentive plan to support stock issuances. As of the date hereof, awards equivalent to approximately 5.5% of UPC's outstanding shares have been granted to employees under the plan.
(3) UPC acquired the Combivisie effective January 1, 1998. See "--United Pan-Europe Communications N.V.--UPC Acquisitions."
(4)  Varying ownership percentages ranging from 90.0% to 100.0%.
(5)  Varying ownership percentages ranging from 75.0% to 100.0%.
(6) Includes 60,632 cable television subscribers and 21,682 cable telephony subscribers.
(7)  UIH holds a 98% interest in UAP.
(8) UAP currently holds a convertible loan, which upon full conversion, if and when allowed by law, would provide UAP with a 40.0% ownership interest in the Philippines operating company. In April 1998, this system and another operator contributed their respective properties to a joint venture in which UAP holds a 20% interest.
(9) In January 1998, the Company increased its ownership in TV Show Brasil to 45% and in April 1998, exercised its option to purchase the remaining 55% interest for approximately $12.0 million, subject to receipt of the required regulatory approvals.
(10) Varying ownership percentages ranging from 99.2% to 100.0%.
--------------------------------------------------------------------------------

                     UNITED PAN-EUROPE COMMUNICATIONS N.V.

OVERVIEW

  Through UPC, UIH is one of the largest private sector multi-channel cable television operators in Europe, with interests in well-established systems, as well as systems under construction, in 11 countries in Europe and in Israel.
UIH effectively holds all of the voting control of UPC and owns all of its issued and outstanding shares, other than approximately 8.4% of such shares, which have been registered in the name of a foundation to support UPC's employee equity incentive plan. The UPC Established Systems consist primarily of large, developed systems, including systems in Austria, Belgium, The Netherlands and Norway. With the continued liberalization of the communications market in Europe, the Company believes UPC is well-positioned within its markets to exploit anticipated opportunities for growth in video services, Internet/data services and cable telephony services. As of December 31, 1997, UPC's operating systems passed a total of approximately 3.6 million homes and had an aggregate of approximately 2.3 million subscribers and, on an equity basis, UPC's operating systems passed approximately 2.4 million homes and had approximately
1.5 million subscribers.

  The UPC Established Systems have been characterized by very high penetration rates (ranging from 49.0% to 95.9% as of December 31, 1997), low net churn rates (a monthly average of approximately 0.625% for the year ended December 31, 1997) and stable positive cash flow. All of the UPC Established Systems (each of which has been operating for more than ten years) and many of its other systems have long-term licenses to provide cable television services in their operating areas. Although the UPC Established Systems have high penetration rates and low churn rates, the cash flow per subscriber of these systems has been significantly lower than levels achieved in the United States and many other countries in which UIH operates. UPC has been installing fiber optic two-way digital networks in many of its systems in an attempt to increase revenue and cash flow per subscriber by offering enhanced communications services such as impulse pay-per-view, Internet/data services and, where permitted, cable telephony. UPC also plans to expand its operations by selectively building out cable infrastructure in certain unserved regions in its existing markets and, where appropriate, by investing in new development and acquisition opportunities.

  The Company does not expect to contribute additional capital to UPC for its on-going operating or development requirements, as UPC will finance its operating systems and development opportunities with its operating cash flow, asset sales, and possible equity and debt financings, including additional amounts available under its Tranche A Facility.

AUSTRIA: TELEKABEL

  UPC owns 95% of Telekabel, which provides communications services to the Austrian cities of Vienna, Klagenfurt, Graz, Baden and Wiener Neustadt and is the largest multi-channel distribution system in Austria with over 40% market share. Telekabel's largest subsidiary, Telekabel Wien, which serves the city of Vienna and represents over 87% of Telekabel's total subscribers, is one of the larger clusters of cable systems in the world, passing approximately 782,800 homes with more than 378,820 subscribers as of December 31, 1997.

  UPC is capitalizing on Telekabel's strong market position by expanding Telekabel's service offerings as its network is upgraded to full two-way capability. The upgraded network, which passed approximately 339,900 homes or 38% of the total homes passed as of December 31, 1997, allowed Telekabel to launch an expanded basic service, impulse pay-per-view services and Internet/data services in 1997. The launch of Telekabel's tiered and pay-per-view services in Vienna was the first launch of such services by an Austrian cable television company. In addition, Telekabel plans to launch the initial phase of cable telephony service in 1998.

  Telekabel owns the complete cable system infrastructure for each of its systems from the headend to the home. Under Austria's new telecommunications law, however, the owner of a telecommunications network must permit other users to access its network if certain thresholds are satisfied. In early 1992, Telekabel Wien initiated the rebuild and upgrade of its existing cable network in Vienna. The rebuild and upgrade of the network includes the overlay of trunk lines with fiber optic technology, as well as the replacement of all 45,000 UHF amplifiers and 60,000 passive network components. The headend is also being upgraded concurrently with the installation of 200 additional fiber nodes. The upgrade is expected to be fully completed by mid-1999 and will allow the operating systems to have full two-way capability, which will enable Telekabel to increase its channel capacity from 45 to 85 analog channels. Telekabel's new high capacity 860 MHz two-way network will also provide sufficient bandwidth in the upstream and downstream to provide the capability for future digital services as well as enhanced video and communications services.

  Telekabel's cable systems compete with a DTH service that is available throughout Austria. Currently, DTH penetration of the Austrian market is approximately 33%, concentrated primarily in the rural areas of the country. DTH penetration in Vienna is approximately 11%. Telekabel competes with DTH service on the basis of quality of service and superior programming selection.

BELGIUM: RADIO PUBLIC

  Radio Public, a 100%-owned subsidiary of UPC, primarily provides communications services in selected areas of Brussels and nearby Leuven in Belgium. Radio Public, which currently has over 95% penetration, plans to grow through the introduction of new services that are not subject to the price regulations applicable to basic cable services. In late 1996, Radio Public began phase one of a three-phase program to upgrade its network through fiber optic overlay of its trunk lines and replacement of all amplifiers. Phase one is scheduled to be completed by the end of 1998. The implementation of full two-way capability will enable Radio Public to increase its channel capacity from 56 to 72 analog channels.

  As Radio Public upgrades portions of its network to full two-way capability, it plans to introduce new services such as impulse pay-per-view. Radio Public's management believes that there is a strong demand for such services within its market as evidenced by the success of Radio Public's expanded basic service, which was launched in October 1996. In the same month, Radio Public launched a tiered service of nine channels, the first cable provider in Belgium to launch such a service, by providing subscribers with advanced analog decoder boxes at a monthly rental. Introduction of Internet/data service occurred in September 1997. When the upgrade is fully completed in early 1999, Radio Public will also be in a position to introduce cable telephony services.

  Radio Public currently pays copyright fees at the rate of 15% of its basic services revenue to cover the cost of 15 programs (principally those produced by public broadcasters). Since 1996, the assembled collecting agencies attempted to increase copyright fees by 40% but to date, all operators have refused to pay such an increase. Radio Public believes a limited increase in fees is likely to occur, and in the past Radio Public has been able to pass such cost increases through to customers.

  With the exception of Etterbeek (15,000 subscribers), where Radio Public has an agreement with the municipality scheduled to expire in 2016 to operate the network, Radio Public owns the complete cable system infrastructure for each of its systems from the headend to the home. Radio Public currently employs 860 MHz distribution technology.

  Radio Public currently faces limited competition, the most significant of which is DTH service. Within Radio Public's service area, however, DTH competition is limited as local authorities apply a restrictive policy in terms of building permits and levy taxes on the ownership of satellite dishes. A second license has been granted to another cable operator in the city of Leuven, which started operations in 1998. In addition, Radio Public has now applied for a license outside its current territory in areas where other operators are present. Radio Public currently competes and will continue to compete primarily on the basis of the quality and content of its programming packages, as well as its pricing.

NORWAY: JANCO MULTICOM

  Since its acquisition of control, UPC's strategy for its Norway systems has been to integrate more fully its operating subsidiaries to take advantage of economies of scale in implementing the technical, operational and marketing expertise offered by UPC. In an effort to increase its position in the Norwegian cable television market, UPC acquired from Helsinki Media in January 1997, 70.2% of Janco, a cable system with a non-exclusive license to provide cable television service in Oslo, Norway. In November 1997, UPC merged Norkabelgruppen AS ("Norkabel") into Janco forming Janco Multicom, following which merger UPC retained an 87.3% interest in Janco Multicom. From an economic perspective, UPC has all the rights and obligations of full ownership of Janco Multicom, and UPC consolidates 100% of Janco Multicom's financial results. UPC has the right to acquire on or before July 2, 2001, and Helsinki Media has the right to put to UPC on July 2, 2001, the remaining interest in Janco Multicom, for a purchase price of approximately NKr165.9 million ($22.5 million as of December 31, 1997), subject to certain adjustments based upon the operating results of Janco Multicom. UPC has deposited NLG47 million ($24.0 million at December 31, 1997) as collateral against the purchase of the remaining interest in Janco Multicom.

  As a result of the merger, Janco Multicom is Norway's largest cable television operator with approximately 47% of the total Norwegian cable television market as of December 31, 1997. Janco Multicom owns and operates 16 cable television systems located primarily in southeastern Norway and along the southwestern coast, as well as its main network in Oslo, Norway. The well-established Norwegian cable television market has high penetration, approximately 70% as of December 31, 1997, primarily due to poor over-the-air reception in much of Norway and significant demand for television entertainment. UPC's goals are to continue to increase Janco Multicom's subscriber base, to improve revenue per subscriber by providing additional programming and services and to increase per subscriber revenue in the former Janco Kabel TV systems to equal or exceed the per subscriber revenue the Company currently receives from the former Norkabel systems. UPC plans to launch Internet/data services in 1998 and cable telephony service in 1999.

  Janco Multicom owns the complete cable system infrastructure for each of its systems from the headend to the home, except for cable and plant located on housing association property, which is legally owned by the association. Janco Multicom uses a total of 16 CATV headends and 39 SMATV headends to operate its cable television systems. Janco Multicom's systems have security devices to scramble signals to prevent unauthorized receipt of its services. UPC's plan is to upgrade the network in Norway to full two-way capability, with the exception of 75,000 homes in southern rural areas. Initially, fiber will extend to nodes of 2,000 homes; however, the network upgrade has been planned such that each node can be split further to 500 homes at relatively little incremental cost should demand for services require it.

  All Norwegian cable television companies offer similar levels of service; therefore, Janco Multicom competes primarily on the basis of price. The DTH market in Norway is also beginning to grow, as DTH companies, particularly Telenor, are competing more effectively on price and entrance costs for subscribers are declining. Janco Multicom's cable television systems also compete with private SMATV systems. Janco Multicom's systems generally offer more channels of programming to subscribers and provide better picture quality than SMATV systems. UPC believes that the quantity and quality of SMATV programming offered are important to Janco Multicom's competitive position.

THE NETHERLANDS (AMSTERDAM): A2000

  A2000, a 50/50 joint venture between UPC and U S WEST, currently enjoys basic penetration rates of approximately 92% in its two systems that serve Amsterdam, Landsmeer, Purmerend, Zaanstad and Ouder-Amstel and Hilversum, The Netherlands. As a result of this high penetration and the rate regulation of basic cable services in A2000's franchise areas, A2000 has focused its efforts on increasing its per subscriber revenue growth through the introduction of new services. A2000 has pursued this strategy, launching a nine channel expanded basic tier in October 1996, impulse pay-per-view services in April 1997, a cable telephony service in July 1997 and Internet/data services in October 1997. UPC intends to draw on the experience it has gained in A2000 as it rolls out enhanced communications services in its other systems.

  The basic programming service content is overseen by a programming council in each municipality. The programming council retains the right to request the removal or addition of certain programming in the basic tier as it deems necessary. The council has no authority over any services beyond the basic tier. While tariffs for basic programming services are regulated by local governmental authorities, the recently amended Dutch Media Act provides that the maximum tariffs may be determined by Dutch governmental order.

  A2000 owns the complete cable system infrastructure for each of its systems from the headend to the home. A2000 is currently in the process of upgrading its cable network with a fiber optic overlay and is replacing all of its amplifiers and passive network components. A2000 had in excess of 165,000 homes rebuilt with full two-way capability at December 31, 1997, with total rebuild expected to be complete by the end of the third quarter of 1999. The upgrade of the headend and network will enable A2000 to increase its channel capacity in its systems from 45 to 85 channels. A2000's initiation of the new 860 MHz two-way network should also provide sufficient bandwidth in the upstream and downstream to allow for the capacity of future digital services, as well as enhanced video and communications services.

  To date, the A2000 systems have maintained stable, high penetration rates and competition from off-air television signals, DTH and local SMATV systems has been limited. In July 1997, the A2000 systems began offering cable telephony services on a limited basis in direct competition with the Dutch PTT ("KPN") and other providers of cable telephony services. UPC believes that A2000 has negotiated reasonable interconnect agreements, leased line agreements and other agreements necessary for the cable telephony services the A2000 systems currently provide.

  UPC and U S WEST each currently own 50% of the ordinary share capital of A2000. A2000 holds 100% ownership in Kabeltelevisie Amsterdam B.V. ("KTA"), which operates cable systems in Amsterdam, Landsmeer, Purmerend, Zaanstad and Ouder-Amstel, and holds a 100% ownership in A2000 Hilversum B.V. ("KTH"), which operates a cable system in Hilversum. The Municipality of Amsterdam owns one priority share in KTA. UPC's interest in A2000 is expected to be contributed to United Telekabel Holdings. See "--UPC Acquisitions--UPC Dutch Asset Rationalization."

  The boards of A2000, KTA and KTH consist of an even number of directors: one half appointed by U S WEST and one half appointed by UPC. Certain major decisions require approval by the shareholders with a qualified majority of at least 75%. The A2000, KTA and KTH management boards consist of at least a chief executive officer, appointed by UPC, and a chief financial officer, appointed by U S WEST, as well as other members appointed by both. Certain major decisions affecting KTA, such as approval of business plans and annual budgets, require approval of the majority of the supervisory board of KTA, one member of which is appointed by the Municipality of Amsterdam.

THE NETHERLANDS (EINDHOVEN): KTE AND COMBIVISIE

  In Eindhoven, The Netherlands, UPC operates the KTE system, which has basic penetration of approximately 95%. In July 1997, UPC acquired Kabeltelevisie Son en Breugel B.V. ("Son en Breugel"), a 5,000-subscriber system in the Eindhoven cluster. Effective January 1, 1998, UPC acquired certain assets, including the cable systems of Combivisie. The Company believes it has thus created a large, densely-populated system with the critical mass necessary to introduce economically new communications services. Subsequent to the transaction the assets and liabilities of both KTE and Combivisie were merged, forming Cable Network Brabant Holding BV ("CNBH"). UPC expects to contribute CNBH to UTH. See "--UPC Acquisitions --Dutch Asset Rationalization."

  KTE introduced an expanded basic service in October 1996, and expects to launch impulse pay-per-view services in May 1998 and Internet/data services in 1998 and 1999. UPC intends to roll out these services simultaneously to the Combivisie system. In addition, UPC plans to introduce the initial phase of cable telephony services in these systems in early 1999.

  KTE owns the complete cable system infrastructure for each of its systems from the headend to the home. During 1994, KTE upgraded its fiber network by replacing all of its coaxial trunk with a fiber optic trunk. The new technology incorporates 860 MHz capability that provides sufficient bandwidth in the upstream and downstream to allow for the introduction of digital services, as well as enhanced video and communications services. This upgrade also included the municipalities for which KTE operates a cable network, representing an additional 16,000 subscribers, which KTE has agreed to acquire. KTE recently completed the replacement of its amplifiers and passive network components to accommodate full two-way capability. UPC expects the Combivisie system to be fully two-way capable during 1999.

  To date, KTE and Combivisie have maintained a high level of penetration (approximately 95%) and competition from off-air television signals, DTH and local SMATV systems has been limited.

UPC EQUITY INVESTMENTS (ISRAEL, IRELAND, MALTA AND HUNGARY)

  UPC has non-consolidated equity investments in systems in Israel, Ireland, Malta and Hungary. The Company believes that these systems, which in the aggregate had approximately 703,000 subscribers at December 31, 1997, have significant value. As part of the Company's focus on rationalizing its operations, UPC has recently agreed to acquire additional interests in its Israel, Malta and Hungary multi-channel television systems and to divest its interests in the Ireland operating system and programming companies in Hungary and the Czech Republic.

  UII. UII, a Colorado general partnership formed in 1991, holds interests in multi-channel distribution systems in Israel, Ireland and Malta. UPC and TINTA each hold a 50% partnership interest in UII. As a consequence of a difference in capital contributions upon the acquisition by UII of its equity interests in the entities referred to below, the interests of UPC and TINTA in such entities cannot directly be deduced from the 50% partnership interest. UPC's current indirect economic interest in these systems is as follows: 20% in the Ireland system, 23.3% in the Israel system and 25% in the Malta system. The recently signed MOUs with TINTA provides for UPC to acquire TINTA's interests in Israel and Malta and to sell UPC's interest in Princes Holdings to TINTA for a net payment to TINTA of approximately $71.0 million.

  Israel: Tevel. Tevel has exclusive cable television broadcasting franchises for the entire Tel Aviv metropolitan area, the region of Ashdod-Ashkelon (30 miles south of Tel Aviv) and the Jezreel Valley (80 miles northeast of Tel
Aviv). In April 1998, Tevel acquired a cable television system with franchises in areas adjacent to Tevel's existing operations. These franchise areas cover approximately 200,000 homes, giving Tevel a substantial share of the Israeli multi-channel television market. Tevel's growth strategy is to further increase its subscriber base by completing line extensions within existing franchise areas and to increase penetration rates by offering a wider variety of programming, including multimedia and Internet/data services. Future growth in revenues will depend upon increased penetration rates in built and unbuilt franchise areas, acquisition and distribution of additional programming that will justify increases in service rates and increased sales of additional services, such as impulse pay-per-view services.

  Tevel, together with three of the four other Israeli cable television companies, owns a programming company, I.C.P. Israel Cable Programming Company Limited ("ICP"). ICP purchases programming rights for subsequent sale to cable television operators in Israel and produces two cable-exclusive channels: a general entertainment channel and a movie channel. A children's channel, a sports channel and a channel showing nature, science and art documentaries are produced by third parties.

  The Company believes that the current pricing of Tevel's pay-per-view services are competitive with the home video cassette rental and motion picture entertainment alternatives in Israel. The DTH market in Israel is very small, as the Company estimates only approximately 10,000 households in the country had satellite dishes as of December 31, 1997. The Company does not believe that present DTH services compete with Tevel's systems because Israel is not in the general transmission path of existing European programming satellites and equipment capable of receiving those distant signals is relatively expensive. The Israeli government recently declared, however, its intention to open DTH for competition in late 1998 or early 1999. Such service, if widely available, may affect Tevel's existing operations and the price structure of its services.

  Ireland: Princes Holdings. Princes Holdings, through two wholly owned subsidiaries and one 96%-owned subsidiary (collectively, the "PHL Operating Companies"), owns interests in established cable television systems and has exclusive franchises through 2001 to construct and operate MMDS networks for areas covering approximately 355,000 homes, or approximately 69% of all potential MMDS homes in Ireland. Given the strong demand for more programming options as evidenced by high subscription rates in existing cable television systems in Ireland, including those owned by Princes Holdings, the Company believes that the expansion of multi-channel television services into recently activated franchise areas presents an opportunity for significant growth in the number of subscribers. As these franchises are developed, Princes Holdings expects to become the largest multi-channel television provider in Ireland, holding franchises covering a service area containing over 32% of the country's television households. Princes Holdings is currently the largest MMDS operator in Ireland.

  Princes Holdings is currently focusing on improving subscriber penetration through increased marketing and sales efforts. Princes Holdings plans to offer additional programming and tiered and packaged services over time to increase the revenues generated from each subscriber.

  Malta: Melita. Melita holds an exclusive franchise to deliver cable television services for Malta, a group of islands located in the Mediterranean Sea between Italy and North Africa with a population of approximately 375,000. The license expires in 2006 and is renewable upon application to and review by the government. Melita's network currently passes over 86% (approximately 154,000) of the homes on the islands. Because English is widely spoken in Malta, Melita is able to take advantage of the abundant supply of English language programming available for licensing from various programming companies.

  Melita's growth strategy is to continue to market its services to homes in its franchise areas, as well as to provide an increased amount of programming to increase its appeal to subscribers. In 1996, Melita created a "live" sports channel showing English Premier League Football and, in 1997, Melita introduced a second "live" sports channel featuring Italian soccer, as well as four other new channels.

  Hungary: Kabelkom. UCI and TWE formed Kabelkom, a Delaware general partnership, to invest in and further develop cable opportunities in Hungary. Kabelkom, through its wholly owned subsidiary Kabelkom Kabeltelevizio Kft, to date has purchased an ownership interest in ten existing Hungarian cable television systems located in different cities throughout the country, with the most recent acquisition occurring in August 1996. Kabelkom has substantially completed the rebuilding and upgrading of its cable infrastructures to support increased channel capacity. UPC has succeeded in increasing revenues per subscriber as it upgrades the systems and adds new services in step with the growth of Hungary's economy.

     In September 1991, Kabelkom launched a pay movie channel (HBO Hungary) to supply its systems with additional programming as well as for sale to other cable television operators. The channel currently offers programming consisting of a broad mix of U.S., European and Hungarian films. Kabelkom licenses HBO Hungary to other operating systems in addition to the operating systems in which it has an ownership interest. In February 1995, Kabelkom launched its second channel of Hungarian language programming, "Spektrum TV," a science and nature channel. In June 1997, a third channel of Hungarian music was launched.

     UPC's ownership interest in Kabelkom was originally held through UCI. In September 1996, UPC purchased Telewest Europe Group's interest in UCI, increasing its ownership in Kabelkom from 3.9% to 50%. Generally, UPC and TWE share distributions in proportion to their respective capital contributions until each partner has received an amount equal to the capital contributed by it plus a return on such contributions at an annual rate of 12%. On the basis of these capital contributions, the respective economic interests currently are 47.2% for UPC and 52.8% for TWE. With respect to ownership in each of the ten systems, Kabelkom formed local joint ventures with private enterprises or the municipality that owned and operated the systems. As of December 31, 1997, Kabelkom held net ownership interests ranging from 70% to 100% in nine of the ten local Hungarian cable television systems and a minority interest in the remaining system.

     In April 1998, UPC and TWE signed an MOU providing for UPC to acquire TWE's interest in the Hungary cable television systems owned through Kabelkom, and TWE and its partners to acquire UPC's ownership interest in the Hungary programming ventures owned through Kabelkom as well as UPC's ownership in a Czech programming business. The purchase price for TWE's Hungary cable television system interests, net of UPC's Hungary and Czech programming interests, is approximately $9.5 million. The transaction is conditioned on, among other things, the receipt of governmental and lender approvals, and there can be no assurance that it will be consummated on these terms, if at all.

UPC DEVELOPMENT PROJECTS

     UPC is currently pursuing various development projects throughout Europe, including projects in the Czech Republic, France, Romania and the Slovak Republic. UPC is currently building out its franchises and has initiated cable television operations in each of these countries. Although these development projects will require more time to realize returns comparable to the returns generated by the UPC Established Systems, they provide the potential for UPC to expand beyond its established base. In pursuing development opportunities, UPC searches for projects that, once developed, would provide clustering and scale effects comparable to the UPC Established Systems.

OTHER EUROPE

     UIH also holds interests in several other operations in Europe, which it plans to transfer to UPC. These operations include (i) a 46.3% interest in Monor, a company that is building a fiber-optic telecommunications network in the Monor region of Hungary with approximately 145,000 homes passed and approximately 62,000 telephony subscribers and 26,000 cable television subscribers as of December 31, 1997; (ii) a 33.5% interest in a programming venture in Spain that had approximately 485,000 subscribers as of December 31, 1997 and (iii) a 75% interest in a programming venture with the Irish national broadcasting company, producing a general entertainment channel for U.K. subscription television that had approximately 362,000 subscribers as of December 31, 1997.


                     UIH ASIA/PACIFIC COMMUNICATIONS, INC.

OVERVIEW

     The Company, through its 98%-owned subsidiary UAP, is a leading provider of multi-channel television services in Australia and the Asia/Pacific region. Through its wholly owned subsidiary, Austar, UAP is the second largest provider (based on subscribers) of multi-channel television services in Australia and largest provider of multi-channel television services in regional Australia, operating MMDS networks and marketing a DTH service in franchise areas encompassing approximately 1.6 million television homes, or approximately 25% of the total Australian market. UAP, through its 65%-owned New Zealand subsidiary Saturn, is constructing a wireline cable and telephony system in Wellington, New Zealand, a market with approximately 141,000 television homes. In addition, Sun Cable, in which UAP holds a note convertible (subject to local restrictions) into a 40% ownership interest, owns and operates cable television systems in 15 markets in the Philippines with an aggregate of approximately 66,000 subscribers and a total of approximately 175,000 television homes in its operating areas as of December 31, 1997. In April 1998, Sun Cable and SkyCable formed a joint venture that created the second largest MSO in the Philippines and the largest MSO outside Manila. UAP holds a 20% interest in this joint venture. UAP's other businesses include (i) a 25% interest in XYZ Entertainment, a programming company that provides five channels to the Australian multi-channel television market, four of which are part of the eight-channel programming package which includes two movie channels and one sports channel (the "Core Package") (with a total of approximately 577,000 programming subscribers as of December 31, 1997) and (ii) up to a 90% economic interest in Telefenua, the only provider of multi-channel television services in Tahiti, with MMDS in a market with approximately 31,000 television homes. UIH is evaluating the sale of its interest in Telefenua.

     The Company believes that UAP is well-positioned to capitalize on the strong demand for multi-channel television and other telecommunications services in its markets. As of December 31, 1997, UAP's multi-channel television operating systems had an aggregate of approximately 1.8 million television homes passed and approximately 272,000 subscribers (excluding programming subscribers), compared to approximately 324,000 television homes passed and approximately 29,000 subscribers as of December 31, 1995 (with a substantial majority of such growth resulting from Austar's build out and subscriber marketing). During this same period, subscribers to XYZ Entertainment's programming increased from approximately 65,000 to approximately 577,000.

AUSTRALIA: AUSTAR

     Austar is the largest provider of multi-channel television services in regional Australia (areas outside Australia's six largest cities). Through 1997, Austar had launched MMDS in all of its metropolitan markets and DTH service in non-metropolitan markets. These markets represent 1.6 million franchise television homes. Due to the relatively small size and low housing densities which characterize the markets in its franchise areas, Austar is primarily utilizing MMDS and DTH wireless technologies to deliver its service. In addition, Austar has constructed a wireline cable network in Darwin, a market containing approximately 27,000 serviceable homes, where dense vegetation makes an MMDS service impractical.

     The deployment of MMDS networks in combination with DTH has allowed Austar to roll out its service quickly and achieve rapid subscriber growth in its franchise areas. Austar began marketing its services in late 1995 and has grown its subscriber base from approximately 5,200 subscribers as of December 31, 1995 to approximately 196,000 subscribers as of December 31, 1997. Austar believes that the ability to be the first provider of multi-channel television services in each of its markets has allowed Austar to establish a significant market presence and strong brand awareness. Austar is currently the only provider of multi-channel television services in substantially all of its franchise areas. As of December 31, 1997, Austar had launched service in all of its metropolitan and non-metropolitan markets.

     For the year ended December 31, 1997, Austar spent $78.8 million for construction of MMDS headend facilities, transmission facilities and subscriber premises equipment for all of its operating systems. Variable installation and equipment costs for each MMDS and DTH subscriber are currently approximately $338 and $634 per subscriber, respectively. These subscriber costs are partially offset by the Company's metropolitan and non-metropolitan installation charges of $13 to $32 and $130, respectively. Austar retains ownership of all MMDS and DTH customer premises equipment.

     Austar is currently providing the eight-channel Core Package, the most widely-distributed programming package in Australia, plus three to five additional channels of programming as its basic package at a monthly rate of approximately $29, with a one-time installation charge ranging from approximately $13 to $32 for metropolitan subscribers and $130 for non-metropolitan DTH subscribers. Austar also integrates all available off-air channels into its basic channel line up at no additional charge. In March 1996, Austar began offering its first premium channel, World

Movies, which consists primarily of foreign movies, art films and features. Austar is charging approximately $5 per month for World Movies. As of December 31, 1997, Austar had 21,332 subscribers for its World Movies premium channel.

     The Core Package is currently the most widely-distributed programming package in Australia and is the core programming offering of Austar and Foxtel Management Pty Limited ("Foxtel"). Management believes that approximately 75% of Australia's multi-channel television subscribers subscribe to the Core Package. The channels in the Core Package were developed exclusively for the Australian market by several of the world's leading programming companies, including Paramount, Sony, Universal, Fox and Viacom. The Core Package consists of the following eight channels:

      CORE CHANNEL                      PROGRAMMING GENRE
      ------------                      -----------------
      Showtime.....................     premium feature movies
      Encore.......................     library movies
      Fox Sports...................     sports
      TV-1.........................     general entertainment
      Discovery....................     documentary, adventure, history and lifestyle
      Nickelodeon/Nick at Nite.....     children's and family entertainment
      Arena........................     general entertainment
      Channel [V]..................     music video

     Austar recently signed new programming agreements that give it access to all of Australia's most popular channels, including channels that were previously unavailable to it. In addition, these new agreements, which involve arrangements with both Foxtel and Optus, allow Austar to tier certain channels and thereby more effectively segment its market. Austar's agreement with Optus includes the creation of a 50/50 joint venture for the ownership and operation of a satellite distribution platform that currently provides satellite transmission services to Austar. As a result of these programming agreements, Austar believes it has several economic and contractual advantages over potential competing multi-channel television providers in its markets.

     Also as of May 19, 1998, Austar was granted additional programming rights by Optus which would permit the carriage of certain channels of programming not previously available to Austar. The specific packages of service to be offered by Austar pursuant to these arrangements has not yet been concluded.

     Under the terms of the Austar Bank Facility, the termination of Austar's franchise agreements with Australis is an event of default if (i) the termination is initiated by Austar, (ii) the termination is not rectified within seven days and (iii) the termination would likely have a material adverse effect on Austar. Austar received the advance consent of the lenders under the Austar Bank Facility to terminate its franchise agreement with Australis, and such banks have not given notice that a termination would constitute a material adverse effect. Austar believes that, based upon its successful migration to the signal platform and programming agreements described above, there will be no such material adverse effect.

     Austar's monthly "churn" (calculated as total disconnects as a percentage of average subscribers) averaged 5.4% during 1996 and declined to 4.2% during 1997. Austar believes that this ratio is likely to continue to decline in the future due to several factors, although there can be no such assurances. Austar plans to focus more on rural, non-metropolitan growth in future years. Approximately 33% of Austar's total serviceable homes are in its non-metropolitan franchise area, but only 21% of its total subscribers are rural customers. Because non-metropolitan customers normally pay a higher installation rate, churn is generally less than the churn for metropolitan subscribers. During 1997, Austar's average monthly churn rate in its non-metropolitan markets was approximately 2%. Furthermore, Austar has implemented several operational plans to decrease churn, including direct debit banking for customers, customer retention and loyalty programs, and complimentary installs on customer transfers within the same service region. Finally, the Company is in the process of improving the breadth and quality of its programming package through the negotiation and launch of additional sports and other programming products.

     The substantial majority of Austar's metropolitan markets are either small (i.e., approximately 20,000 homes), and/or have relatively low household densities (generally 25 to 75 homes per square kilometer as compared to 100 to 130 homes per square kilometer in Australia's largest cities). As a result, Austar believes that its metropolitan markets generally do not have sufficient density to justify the construction of competitive wireline cable systems.
While UAP believes household densities could potentially support wireline cable construction in areas representing approximately 20% of Austar's total franchise homes, the relatively small size of these markets reduces the attractiveness of constructing a competitive cable network. In addition, Austar, as a licensed subscription television provider, is authorized to build wireline cable systems in its markets and, where appropriate, could construct wireline cable systems. With the exception of the Foxtel cable television system currently extending into Austar's 116,000-home Gold Coast metropolitan market and a small cable television system in the 14,000-home market of Mildura, Austar does not currently have any operational subscription television competitors in its operating areas. In the Gold Coast, Austar is currently providing 17 channels of programming as its basic package, which includes the Core Package as well as nine additional channels, at a monthly rate of approximately $23 with a one-time installation charge of approximately $13. Foxtel offers the Core Package as well as 17 other satellite or locally originated channels for a monthly fee of $28 and an installation charge of $19. At December 31, 1997, Austar had 17,000 subscribers in the Gold Coast and estimates that Foxtel has 8,000 subscribers in this market.

     Austar plans to continue to expand and add subscribers; however, the timing of such expansion and the funds required for such expansion are largely variable. Based upon current plans and budgeted churn, Austar will require approximately $50.0-$75.0 million to continue on its current expansion path for the period from April 1, 1998 to December 31, 1998 and approximately $50.0-$75.0 million for similar expansion plans for 1999. The sources of funds for such expansion may include the raising of private or public equity, continued investment by UIH, the drawdown of the remaining amount ($58.5 million as of December 31, 1997) under the Austar Bank Facility (assuming that certain financial ratios are met, which ratios are not currently being met) or the sale of non-strategic assets. The Company may or may not be successful in completing all or any of such financings. The Company believes, however, that its committed financial support combined with, if necessary, reductions in Austar's planned capital expenditures are sufficient to sustain Austar's operations through at least early 1999.

NEW ZEALAND: SATURN

     UIH A/P owns 65% of Saturn, which launched cable television service in 1996 and telephony service in April 1998 on the initial portions of its hybrid fiber coaxial ("HFC") network that will allow it to provide multi-channel television services as well as business and residential telecommunications services in the Wellington area, encompassing 141,000 homes. Wellington is New Zealand's capital and second largest city. The Company launched service in portions of this system in September 1996 and expects construction to be completed by mid-1999. Saturn's system will allow the integrated delivery of pay TV, telephony, Internet access, high speed data and future interactive services. Saturn recently executed an interconnect agreement that will allow it to provide local residential and business telephone services. By bundling both subscription television and telephony services, Saturn will be able to offer pricing discounts across both services, which management believes will provide an advantage over competitors that offer only one service. In April 1998, Saturn launched a full complement of telephone services to both residential and business markets. Saturn's cable system also passes approximately 6,000 homes on the Kapiti Coast north of Wellington. As of December 31, 1997, Saturn's activated networks passed approximately 24,000 homes and serviced approximately 3,000 subscribers. In addition, Saturn has secured additional rights to use existing poles to attach its network cable in markets representing 500,000 homes, subject to local planning approval, and is exploring the possibility of expanding its networks and services to these markets.

     Saturn competes with four broadcast networks as well as several other free-to-air regional channels and Sky TV ("Sky"), the largest provider of subscription television services with a five-channel encrypted UHF subscription television service. Sky has recently announced a launch of DTH service in the second half of 1998. Telecom New Zealand ("Telecom"), New Zealand's largest telecommunications service provider, is the primary competition to Saturn's planned local loop telephony service.

     The Company expects that Saturn will require additional fundings in the future. Saturn's capital needs include capital for the completion of the network required by Saturn to offer cable television and telephony services and the capital required to install customers. UIH currently estimates that its portion of the total funding required for Saturn is approximately $50.0-$55.0 million for the period from April 1, 1998 until Saturn has sufficient cash flows from operations to cover such needs, although there can be no assurances that further additional capital will not be required. Of this amount, approximately $35.0 million is required as a fixed cost to complete the construction of the network, and the remainder is required as a result of the installation of customers. The sources of funds for such expansion may include the raising of private or public equity, continued investment by UIH, the raising of equipment and/or bank financing (where the Company has already commenced discussions with several potential lenders) or the sale of non-strategic assets. The Company may or may not be successful in completing all or any of such financings. The Company believes, however, that its committed financial support combined with, if necessary, reductions in Saturn's planned capital expenditures, are sufficient to sustain Saturn's operations through at least early 1999.

AUSTRALIAN PROGRAMMING: XYZ ENTERTAINMENT

     Through its 25% interest in XYZ Entertainment, UIH A/P provides four channels (Discovery, Nickelodeon/Nick at Nite, Channel V and Arena or the "XYZ Channels") of the eight channels which are distributed as the Core Package, the most widely-distributed programming package in Australia. During 1997, XYZ Entertainment also launched another channel, Lifestyle.

PHILIPPINES: SUN CABLE

     UAP holds a note in Sun Cable, which, upon certain events, is convertible (subject to certain local regulatory restrictions) into a 40% equity interest in Sun Cable, the third largest cable television operator in the Philippines with wireline cable television systems in 15 markets that had a total of approximately 600,000 television homes at December 31, 1997. Sun Cable is also exploring the provision of cable telephony services over its networks, many of which are HFC. At three lines per 100 persons, the Philippines' telephone penetration rate is currently one of the lowest in the world.

     In April 1998, Sun Cable and SkyCable, the largest multi-channel television service operator in the Philippines, formed a joint venture into which Sun Cable contributed its properties and SkyCable contributed its multi-channel television properties outside of Manila, and in which SkyCable will hold a 51% interest and Sun Cable will hold a 49% interest. The joint venture is the second largest multi-channel television operator in the Philippines and the largest outside the Manila metro area with approximately 160,000 subscribers and approximately 1.3 million franchise homes.

TAHITI: TELEFENUA

     UIH A/P has an up to 90% economic interest in Telefenua, which operates a 16 channel MMDS in a franchise area that, as of December 31, 1997, included approximately 20,000 serviceable homes. The Company and its partners are in the early stages of negotiations relating to the sale of all or a portion of Telefenua to a local strategic investor, although there can be no assurance that the Company will conclude such a transaction.

UAP DEVELOPMENT OPPORTUNITIES

     UAP is engaged in the origination and development of new opportunities to construct, acquire or distribute multi-channel television systems and services in newly emerging markets throughout the Asia/Pacific region. These development projects include potential investments and/or acquisition opportunities in Taiwan, Japan, Indonesia and Malaysia.


                            UIH LATIN AMERICA, INC.

OVERVIEW

     Through UIHLA, a wholly owned subsidiary of the Company, UIH owns interests in and operates multi-channel television distribution systems in Chile, Brazil, Mexico and Peru. The Company believes that many countries in Latin

America are characterized by rapidly growing economies, increasing political stability, declining inflation and low multi-channel television penetration. In addition, many Latin American countries are placing an emphasis on privatization of businesses. UIHLA's current strategy is to (i) increase the subscribers, revenues and cash flows of its existing, larger core operating companies and
(ii) purchase significant or majority ownership positions in new multi-channel television operating companies and/or development projects in Latin America.

     UIHLA currently owns a 34% interest in VTRH, the largest cable television operator in Chile, serving an estimated 57% of the total subscribers in Chile as of December 31, 1997. UIHLA is currently evaluating for sale its ownership positions in (i) systems in Mexico, which it currently plans to divest in order to reduce debt and (ii) Jundiai, a system located in Jundiai, Brazil. The Company anticipates that a portion of the proceeds of any such sales will be used to repay certain UIHLA indebtedness.

CHILE: VTRH

     As of December 31, 1997, VTRH passed a total of approximately 1,478,900 cable homes and had approximately 369,200 total pay television subscribers. In June 1997, VTRH launched cable telephony operations in one 18,000-home area of Santiago, and as of December 31, 1997, VTRH had passed approximately 16,700 cable telephony homes with approximately 3,500 cable telephony subscribers. VTRH expects that its packaging of video, Internet/data and cable telephony services will position it as a fully integrated provider of telecommunications services. VTRH, which distributes television signals through the use of wireline and wireless cable, is currently the only operator of MMDS in the Santiago metropolitan area (where 40% of the Chilean population resides) and is the only operator of DTH in Chile. VTRH has upgraded approximately 80% of its network to technology that will eventually support cable telephony operations and should enable the Company to offer other interactive services such as Internet/data access and impulse pay-per-view.

     Historically, VTRH's basic cable service has included all programming, including soccer matches, movie channels and special events, in a single package for a basic monthly fee. The fee for the package is not constant, but rather varies depending on the geographic area of the subscriber, the market size, the number of channels being provided and the level of competition. More recently, however, VTRH has introduced tiered services with premium channels sold on an a la carte basis. Like most Latin American operators, VTRH's programming relies mainly on international sources such as the United States, Europe, Argentina and Mexico to compile their channel lineups. Domestic cable TV programming is beginning to develop, however, particularly around local sporting events, such as soccer matches.

     VTRH has budgeted approximately $48 million for capital expenditures in 1998 primarily for the equipment necessary to upgrade certain portions of the network for cable telephony services and for additional cable infrastructure. VTRH expects to fund these expenditures from operations and project financing.

     The Chilean cable television market has only two dominant providers of cable television (i) VTRH with approximately a 60% market share and (ii) Metropolis-Intercom S.A. ("Metropolis-Intercom"), a joint venture between Tele-Communications, Inc. ("TCI") and the local telephony provider, with approximately a 40% market share. As of December 31, 1997, Metropolis-Intercom had approximately 250,000 subscribers, 1.4 million homes passed, a 18% penetration and 7 headends, while as of the same date, VTRH had approximately 373,000 subscribers, 1.5 million homes passed, a 25% penetration and 36 headends. Metropolis-Intercom is prohibited from offering telephony services because it leases most of its network from the local telephony provider.

     UIHLA owns a 34% interest in VTRH, which ownership interest will be adjusted upward (not in excess of 50%) based upon a valuation currently being conducted by VTRH's shareholders and their respective advisors, although there is no assurance that any upward adjustment will be significant. In connection with the formation of VTRH, UIHLA and VTR S.A., VTRH's other shareholder, agreed to reset ownership percentages based upon independent valuations of the respective assets each party contributed as of December 31, 1997. Following such ownership percentage adjustments, if any, UIHLA, at its sole election, may increase its ownership to 50% at a purchase price based upon the appraised value of VTRH.

BRAZIL: JUNDIAI AND TVSB

     UIHLA currently has ownership interests in two systems in Brazil: (i) a 46.3% interest in Jundiai, which holds nonexclusive cable television licenses for the city of Jundiai and (ii) a 45.0% interest in TVSB, an owner and operator of a 31 channel exclusive license MMDS networks. As of December 31, 1997, UIHLA's Brazilian operations passed a total of approximately 442,300 homes and had estimated total subscribers of approximately 31,500. UIHLA is currently evaluating a sale of its 46.3% interest in Jundiai to them in order to focus all of its cable operations on the new license tender process. In January 1998, UIHLA increased its interest in TVSB to 45%, and in April 1998, exercised its option to purchase the remaining 55% interest for approximately $12.0 million, subject to receipt of the required regulatory approvals.

MEXICO: MEGAPO

     UIHLA and its Mexican partner recently engaged an investment bank to explore the possible sale of the Mexican operations. UIHLA plans to use proceeds of any such sale to reduce indebtedness at UIHLA. UIHLA has a 49% interest in subsidiaries of Megapo in Mexico, one of the largest multi-channel television markets in Latin America with over 14.6 million television households and two million multi-channel television households. As of December 31, 1997, Megapo owned and operated cable television systems with approximately 54,400 subscribers, approximately 341,600 homes under franchise, and a total of approximately 173,300 households passed in Acapulco, Cuernavaca, Oaxaca and Chilpacingo, Mexico. Although UIHLA is restricted by Mexican law to a maximum 49% ownership interest in Megapo, UIHLA's agreement with Megapo provides that UIHLA may appoint two of the five directors for each of the six operating subsidiaries and one of the two management committee members for each operating subsidiary. Generally, most significant actions of an operating subsidiary require the approval of at least four board members, giving UIHLA veto power over such actions. Additionally, four of the operating subsidiaries have entered into technical assistance agreements with a subsidiary of the Company to provide assistance relating to the design and construction of the cable systems network, marketing of services and the management of subscriber and information systems.

     In Mexico, cable operators were generally granted exclusive operating licenses for a given territory although under Mexico's new Telecommunications Law, exclusive cable franchises were phased out by the end of 1997, opening up the industry to overbuilds. Cable operators also have faced increased competition from MMDS operators and DTH, which was introduced in 1997.

PERU: CABLE STAR AND TACNA

     UIHLA is currently involved in the development of two cable systems in
Peru: Cable Star, located in Arequipa, Peru's second largest city, in which UIHLA holds a 99.2% interest, and Tacna, which has a license to provide cable television services to 30,000 franchise homes in the cities of Tacna and Alto De La Alianza, in which UIHLA holds a 100% interest. At December 31, 1997, Cable Star passed approximately 27,100 homes and served approximately 5,200 subscribers representing a basic penetration rate of 19.2%, and Tacna passed approximately 6,100 homes and had 1,400 subscribers representing a basic penetration rate of 23.0%.

PROGRAMMING VENTURE: UFC

     In 1997, UIHLA and International Family Entertainment ("IFE") created UFC which was owned 50% by UIHLA and 50% by IFE. In July 1997, UFC launched two channels of Spanish and Portuguese language family-oriented programming distributed via satellite throughout Latin America. In September 1997, Fox Kids International acquired IFE, and UIHLA funded 100% of the cash requirements of UFC until May 1998. In May 1998, UIHLA acquired the 50% ownership interest from IFE and then entered into a joint venture with a division of Metro-Goldwyn-Mayer, Inc. ("MGM") to form MGM Networks Latin America, LLC ("MGM Networks LA"). Under the terms of the joint venture with MGM, UIHLA contributed its 100% interest in UFC for a 50% interest in MGM Networks LA, and MGM acquired a 50% interest in MGM Networks LA by contributing its Brazil channel (MGM Gold Brazil) and committing to fund the first $9.9 million ($6.7 million of which was funded at closing) required by MGM Networks LA. MGM Networks LA has also entered into a trademark license agreement with MGM for the use of the MGM brand name and also into a program license agreement to acquire programming from MGM. As of May 1998, MGM Networks LA distributed its signal to more than 3 million homes in 14 countries throughout Latin America.

                           THE SELLING STOCKHOLDERS

     The following table sets forth certain information regarding the Selling Stockholders, certain of whom previously served as either officers or directors of the Company or its affiliates, and the Shares offered by the Selling Stockholders pursuant to this Prospectus.

                                                                                                 Shares of Class A Common Stock
                                                  Number of Shares                                to be Beneficially Owned upon
                                                     of Class A                                     Completion of the Offering
                                                                                                ---------------------------------
                                                     Common Stock            Number of Shares                     Percentage of
Name                                             Beneficially Owned(1)        Being Offered         Number        Common Stock
------------------------------------------    ---------------------------   ------------------  ------------   ------------------
Apollo Cable Partners L.P.(2)............              4,261,364                 2,131,851        2,129,513            5.4%
Giovanini Investments, Ltd. (3)(4).......              1,383,572                 1,383,572               --             --
Giovanini Properties (4)(5)..............                398,568                   398,568               --             --
William J. Elsner(6).....................                977,839                   787,839          190,000             *
William R. Hudon(7)......................                257,597                   234,472           23,125             *
Bernard G. Dvorak(8).....................                199,371                    63,698          135,673             *

_____________________
*   Less than 1%
(1) The Company and certain of its stockholders, including Apollo and Messrs. Giovanini and Elsner, are parties to the Stockholders' Agreement that, among other things, provides for certain arrangements with respect to voting their respective shares in the election of directors of the Company. This table does not reflect any deemed beneficial ownership as a result of such agreement. See "Security Ownership of Certain Beneficial Owners and Management" contained in the Company's Annual Report incorporated herein by reference.
(2) Represents Class B Common Stock of which 2,131,851 shares will be converted into shares of Class A Common Stock prior to sale in this Offering.
(3) Represents 1,383,572 shares of Class B Common Stock to be converted into shares of Class A Common Stock prior to sale in this Offering.
(4) Giovanini Properties and Giovanini Investments, Ltd. are both entities that are controlled by Joseph E. Giovanini. Mr. Giovanini also holds 40,000 shares of Class A Common Stock. Mr. Giovanini served as a Director of the Company from its inception in 1989 until April 1998.
(5) Represents 398,568 shares of Class B Common Stock to be converted into shares of Class A Common Stock prior to sale in this Offering.
(6) Includes 782,754 shares of Class B Common Stock to be converted into shares of Class A Common Stock prior to sale in this Offering, and 190,000 shares of Class A Common Stock that are subject to presently exercisable options. Mr. Elsner served as Chief Executive Officer of the Company from July 1991 until September 1995, served as a Director of the Company from its inception in 1989 until March 1998.
(7) Includes 234,472 shares of Class B Common Stock to be converted into shares of Class A Common Stock prior to sale in this Offering, and 23,125 shares of Class A Common Stock that are subject to presently exercisable options. Mr. Hudon served as President of UIH Capital, a division of the Company, from February 1991 until February 1996.
(8) Includes 63,698 shares of Class B Common Stock to be converted into shares of Class A Common Stock prior to sale in this Offering, 135,000 shares of Class A Common Stock that are subject to presently exercisable options and 673 shares of Class A Common Stock that are held in Mr. Dvorak's 401(k) account. Mr. Dvorak served as Chief Financial Officer and Secretary of the Company from June 1992 until December 31, 1996. From June 1989 to June 1992, he was Vice President, Finance of the Company.

                         SECURITY OWNERSHIP OF CERTAIN
                        BENEFICIAL OWNERS AND MANAGEMENT

  The following table sets forth certain information concerning the ownership of common stock of all classes as of May 22, 1998, by (i) each stockholder who is known by the Company to own beneficially more than 5% of the outstanding Class A Common Stock or Class B Common Stock at such date, (ii) each director of the Company, (iii) each executive officer of the Company and (iv) all directors and officers of the Company as a group. Apollo and certain other stockholders of the Company are parties to the Stockholders' Agreement that, among other things, provides for certain arrangements with respect to voting their respective shares in the election of directors of the Company. This table does not reflect deemed beneficial ownership of Class A Common Stock or Class B Common Stock
resulting from the voting provisions of the Stockholders' Agreement.   See
"Security Ownership of Certain Beneficial Owners and Management" contained in the Company's Annual Report incorporated herein by reference. A wholly owned subsidiary of UPC holds approximately 3.17 million shares of Class A Common Stock, which shares are pledged to secure UPC's obligations under the Tranche B Facility. The percentages in the table do not reflect such shares as treasury stock.

                                                 Prior to the Offering                           Following the Offering
                                      ------------------------------------------       ----------------------------------------
                                                Class A Common Stock and                        Class A Common Stock and
                                                  Class B Common Stock                            Class B Common Stock
                                      ------------------------------------------       ----------------------------------------
                                                                     Percent of                                     Percent of
           Beneficial Owner              Number         Percent      Total Vote            Number       Percent     Total Vote
           ----------------             ---------       --------     -----------         ---------     --------     ----------
Gene W. Schneider (1)(2)..............  2,823,032           7.2%           17.0%         2,823,032         7.2%         24.0%
Curtis W. Rochelle (1)(3).............  1,190,274           3.0             7.2          1,190,274         3.0          10.2
Mark L. Schneider (1)(4)..............    487,868           1.2             2.0            487,868         1.2           2.8
Lawrence F. DeGeorge (1)(5)...........    398,735           1.0             2.2            398,735         1.0           3.1
Lawrence J. DeGeorge (1)(6)...........    394,152           1.0             2.2            394,152         1.0           3.1
Albert M. Carollo (1)(7)..............    151,210           *               *              151,210         *             1.1
Antony P. Ressler (8).................     40,000           *               *               40,000         *             *
Bruce H. Spector (9)..................     40,000           *               *               40,000         *             *
John P. Cole, Jr. (10)................        833           *               *                  833         *             *
J. Timothy Bryan (11).................     54,167           *               *               54,167         *             *
Michael T. Fries (12).................    215,219           *               *              215,219         *             *
Nimrod J. Kovacs (13).................    189,533           *               *              189,533         *             *
David J. Leonard (14).................    121,104           *               *              121,104         *             *
All directors and executive officers
 as a group (15 persons)..............  6,149,846          15.6            32.4          6,149,846        15.6          45.9
Apollo Cable Partners L.P. (15).......  4,261,364          10.8            27.5          2,129,513         5.4          19.5
MacKay-Shields Financial
 Corporation (16).....................  3,519,109           8.9             2.3          3,519,109         8.9           3.2
Everest Capital Limited (17)..........  2,594,200           6.6             1.7          2,594,200         6.6           2.4
Capital Research and Management
 Corporation (18).....................  2,475,000           6.3             1.6          2,475,000         6.3           2.3
Joseph E. Giovanini (19)..............  1,822,140           4.6            11.5             40,000         *             *
William J. Elsner (20)................    977,839           2.5             5.2            190,000         *             *
Janet Schneider (21)..................    192,774           *               1.2            192,774         *             1.8

_________________
*    Less than 1%.
(1) The address of Messrs. G. Schneider, Rochelle, M. Schneider, Carollo, L. F. DeGeorge and L. J. DeGeorge is c/o United International Holdings, Inc., 4643 South Ulster Street, Suite 1300, Denver, CO 80237.
(2) Includes 214,583 shares of Class A Common Stock that are subject to presently exercisable options. Also includes 1,531,756 shares of Class B Common Stock owned by G. Schneider Holdings Co. (c/o United International Holdings, Inc., 4643 South Ulster Street, Suite 1300, Denver, CO 80237).
(3) Includes 40,000 shares of Class A Common Stock that are subject to presently exercisable options. Also includes 25,000 shares of Class A Common Stock and 998,470 shares of Class B Common Stock owned by the Curtis Rochelle Trust and 15,620 shares of Class A Common Stock and 111,184 shares of Class B Common Stock owned by Marian Rochelle (Box 996, Rawlins, WY 82301).
(4) Includes 197,500 shares of Class A Common Stock that are subject to presently exercisable options.
(5) Includes 4,583 shares of Class A Common Stock that are subject to presently exercisable options.
(6) Includes 40,000 shares of Class A Common Stock that are subject to presently exercisable options.
(7) Includes 40,000 shares of Class A Common Stock that are subject to presently exercisable options. Also includes 111,210 shares of Class B Common Stock owned by the Carollo Company (c/o Sweetwater Television Co., P.O. Box 8, 602 Broadway, Rock Springs, WY 82901).
(8) Includes 40,000 shares of Class A Common Stock that are subject to presently exercisable options.
(9) Includes 40,000 shares of Class A Common Stock that are subject to presently exercisable options.
(10) Includes 833 shares of Class A Common Stock that are subject to presently exercisable options.

(11) Includes 54,167 shares of Class A Common Stock that are subject to presently exercisable options.
(12) Includes 149,063 shares of Class A Common Stock that are subject to presently exercisable options. Also includes 16,166 shares of Class B Common Stock owned by Fries Media Assets, Ltd.
(13) Includes 129,375 shares of Class A Common Stock that are subject to presently exercisable options. Also includes 4,780 shares of Class A Common Stock and 30,000 shares of Class B Common Stock owned by Kovacs Communications, Inc.
(14) Includes 120,104 shares of Class A Common Stock that are subject to presently exercisable options.
(15) Represents 4,261,364 shares of Class B Common Stock owned by Apollo. The address of Apollo is c/o Apollo Advisors, L.P., Two Manhattanville Road, Purchase, NY 10577. Apollo Advisors is the managing general partner of AIF II, L.P., the general partner of Apollo. Messrs. Ressler and Spector, directors of the Company, are also officers of Apollo Advisors, and each expressly disclaims beneficial ownership of the shares held by Apollo.
(16) Represents 2,279,700 shares of Class A Common Stock and 1,239,409 shares of Class A Common Stock which may be acquired upon conversion of the Company's Series A Preferred Stock. The address of MacKay-Shields Financial Corporation is 9 West 57th Street, New York, NY 10019.
(17) The address of Everest Capital Limited is The Bank of Butterfield Building, 65 Front Street, 6th Floor, HMJX, Bermuda.
(18) The address of Capital Research and Management Corporation is 333 South Hope Street, Los Angeles, CA 90071.
(19) Includes 1,383,572 shares of Class B Common Stock owned by Giovanini Investments Ltd. and 398,568 shares of Class B Common Stock owned by Giovanini Properties. The address of Mr. Giovanini, Giovanini Investments, Ltd. and Giovanini Properties is 3745 West Esther Way, Box 607, Teton Village, WY 83025.
(20) Includes 190,000 shares of Class A Common Stock that are subject to presently exercisable options. The address of Mr. Elsner is 3200 Cherry Creek Drive South, Suite 450, Denver, CO 80209.
(21) Includes 192,774 shares of Class B Common Stock owned by The Janet Schneider Revocable Trust. The address for The Janet Schneider Revocable Trust and Ms. Schneider is 5500 South Poplar, Casper, WY 82601.


                          DESCRIPTION OF CAPITAL STOCK

  The Company's authorized capital stock consists of 60,000,000 shares of Class A Common Stock, 30,000,000 shares of Class B Common Stock and 3,000,000 shares of preferred stock (including 170,513 shares of Convertible Preferred Stock, Series A ("Series A Preferred Stock"), all $0.01 par value per share. The following summary description of the Company's capital stock does not purport to be complete and is qualified in its entirety by reference to the Company's Restated Certificate of Incorporation and Bylaws and to Delaware law.

COMMON STOCK

  The Company's Class A Common Stock and Class B Common Stock are identical, except that (i) each share of Class A Common Stock entitle the holder to one vote, and each share of Class B Common Stock entitles the holder to ten votes, on each matter to be voted on by the Company's stockholders and (ii) each share of Class B Common Stock is convertible at the option of the holder into one share of Class A Common Stock. Class A Common Stock is not convertible into Class B Common Stock.

  Holders of the Class A Common Stock and the Class B Common Stock vote as one class on all matters, including the election of directors, to be voted on by the Company's stockholders, with certain exceptions specified by the Delaware General Corporation Law. Following the offering, holders of the Class B Common Stock will have the power to control all matters requiring approval of the Company's stockholders voting as a single class. See "Risk Factors-- Control of Company by Class B Stockholders."

  Holders of the Class A Common Stock and Class B Common Stock are entitled to receive ratably such dividends, if any, as are declared by the Company's Board of Directors out of funds legally available for that purpose. In the event of the liquidation, dissolution or winding up of the Company, holders of Class A Common Stock and Class B Common Stock are entitled to share ratably in all assets available for distribution to holders of common stock. Holders of Class A Common Stock and Class B Common Stock have no preemptive rights. The Company's Restated Certificate of Incorporation provides that if there is any dividend, subdivision, combination or reclassification of either class of common stock, a proportionate dividend, subdivision, combination or reclassification of the other class of common stock shall simultaneously be made.

PREFERRED STOCK

  The Company is authorized to issue 3,000,000 shares of preferred stock. The Board of Directors is authorized, without any further action by the stockholders, to determine the voting rights, dividend rights, dividend rates, liquidation preferences, redemption provisions, sinking fund terms, conversion or exchange rights and other rights, preferences, privileges and restrictions of any wholly unissued series of preferred stock and the number of shares constituting any such series. In addition, such preferred stock could have other rights, including economic rights senior to the Class A Common Stock, so that the issuance of such stock could adversely affect the market value of the Class A Common Stock, The issuance of preferred stock may also have the effect of delaying, deferring or preventing a change in control of the Company without any action by the stockholders. The Company has no current plans to issue any such shares other than the Series A Preferred Stock currently outstanding.

     The Series A Preferred Stock had an initial liquidation value of $175 per share, which preference increases at a rate of 4% per annum, compounded quarterly, and was $191 per share at February 28, 1998. Each share of Series A Preferred Stock is convertible into the number of shares of Class A Common Stock equal to the liquidation value at the time of conversion divided by $17.50. The Company is required to redeem the Series A Preferred Stock on June 19, 2000, at a redemption price equal to its then liquidation value.


                          CERTAIN U.S. FEDERAL INCOME
                    TAX CONSEQUENCES TO NON-U.S. PURCHASERS

     The following is a general discussion of certain of the expected United States federal income and estate tax consequences applicable to the ownership and disposition of Class A Common Stock by an investor that purchases shares of Class A Common Stock for cash pursuant to the Offering and that, for United States federal income tax purposes, is not (i) a citizen or resident of the United States, (ii) a corporation, partnership, or other entity created or organized in or under the laws of the United States or of any State, (iii) an estate the income of which is subject to United States federal income tax, regardless of its source, or (iv) a trust if (a) a court within the United States is able to exercise primary supervision over the administration of the trust and (b) one or more United States persons have the authority to control all substantial decisions of the trust (such persons are referred to herein as "Non-U.S. Holders"). This discussion is based on current provisions of the Internal Revenue Code of 1986, as amended (the "Code"), applicable Treasury regulations promulgated under the Code (the "Regulations"), and public administrative and judicial interpretations of the Code and Regulations as of the date hereof, all of which are subject to change, which change could be applied retroactively. This discussion does not purport to cover all aspects of United States federal taxation that may be relevant to, or the actual tax effect that any of the matters described herein will have on, particular Non-U.S. Holders, such as Class A Common Stock held by investors subject to special tax rules (e.g., financial institutions, insurance companies, broker-dealers, and tax-exempt organizations), and does not address United States state and local or foreign tax consequences.

     THIS DISCUSSION IS FOR GENERAL INFORMATION PURPOSES ONLY. EACH PROSPECTIVE INVESTOR IS URGED TO CONSULT ITS TAX ADVISOR AS TO THE PARTICULAR TAX CONSEQUENCES TO IT OF OWNING AND DISPOSING OF THE CLASS A COMMON STOCK, INCLUDING THE APPLICABILITY AND EFFECT OF ALL UNITED STATES FEDERAL, STATE, LOCAL AND FOREIGN TAX LAWS AND OF ANY CHANGE IN UNITED STATES FEDERAL TAX LAW OR ADMINISTRATIVE OR JUDICIAL INTERPRETATION THEREOF SINCE THE DATE OF THIS PROSPECTUS.

DIVIDENDS

     Dividends received by a Non-U.S. Holder on Class A Common Stock will generally be subject to United States federal withholding tax at a 30 percent rate upon the actual payment of the dividends except as described below and except where an income tax treaty between the United States and the country of which the Non-U.S. Holder is a tax resident provides for the elimination or reduction of such withholding tax. A Non-U.S. Holder generally will be subject to tax in the same manner as a United States corporation or resident individual with respect to such income, however, if it is effectively connected with a trade or business carried on by the Non-U.S. Holder within the United States or, if an income tax treaty applies, is attributable to a United States permanent establishment of such Non-U.S. Holder. Such effectively connected income received by a Non-U.S. Holder that is a corporation may, in certain circumstances, be subject to an additional "branch profits tax" at a 30 percent rate or, if applicable, a lower treaty rate.

     To determine the applicability of a tax treaty providing for a lower rate of withholding under the currently effective Regulations (the "Current Regulations"), dividends paid to an address in a country other than the United States are presumed to be paid to a resident of that country absent knowledge to the contrary. Under Regulations issued on October 6, 1997 (the "Final Regulations"), generally effective for payments made after December 31, 1999, Non-U.S. Holders (including, in certain cases of Non-U.S. Holders that are entities, the owner or owners of such entities) will be required to satisfy certain certification requirements in order to claim a reduced rate of withholding pursuant to an applicable income tax treaty.

DISPOSITION OF CLASS A COMMON STOCK

     A Non-U.S. Holder generally will not be subject to United States federal income or withholding tax on any gain realized in connection with the disposition of Class A Common Stock unless: (i) the gain is effectively connected with a trade or business carried on by the Non-U.S. Holder within the United States or, if a tax treaty applies, the gain is generally attributable to a United States permanent establishment maintained by the Non-U.S. Holder or
(ii) the Non-U.S. Holder is an individual who holds the Class A Common Stock as a capital asset and was present in the United States for 183 days or more during the taxable year of the disposition and certain other conditions are met. If the gain realized on a disposition of the Class A Common Stock is subject to tax by reason of clause (i) immediately above, a Non-U.S. Holder generally will be subject to tax in the same manner as a United States corporation or a resident individual with respect to such gain. In addition, any such gain realized by a Non-U.S. Holder that is a corporation may, in certain circumstances, be subject to the "branch profits tax" described above under the heading "Dividends."

UNITED STATES FEDERAL ESTATE TAXATION

     If an individual Non-U.S. Holder owns or is treated as owning Class A Common Stock at the time of his or her death, such Class A Common Stock will be includible in his or her gross estate for United States federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

INFORMATION REPORTING AND BACKUP WITHHOLDING

     Dividends paid to Non-U.S. Holders outside the United States that are subject to the withholding tax described above will generally be exempt from United States backup withholding, but the payor must report annually to the United States Internal Revenue Service (the "Service") and to each Non-U.S. Holder the amount of dividends paid to such holder and the tax withheld from such payment, regardless of whether withholding was required. Backup withholding and information reporting generally will apply, however, to dividends paid on shares of Class A Common Stock to a Non-U.S. Holder at an address in the United States, if such holder fails to establish an exemption or to provide certain other information to the payor.

     Generally, the payor of the dividends may rely on the payee's address outside the United States (absent knowledge to the contrary) in determining that the withholding tax discussed above applies, and consequently, that the backup withholding provisions do not apply.

     Under the Current Regulations, the payment of the proceeds of the sale of Class A Common Stock to or through the United States office of a broker will be subject to information reporting and possible backup withholding at a rate of 31 percent unless the owner certifies its non-United States status under penalties of perjury or otherwise establishes an exemption. The payment of the proceeds of the sale of Class A Common Stock to or through the foreign office of a broker generally will not be subject to backup withholding, but will be subject to information reporting if the broker is, for United States federal income tax purposes, a United States person, a "controlled foreign corporation," or a foreign person 50 percent or more of whose gross income for a specified period is derived from activities that are effectively connected with the conduct of a United States trade or business, or, for payments made after December 31, 1999, a foreign partnership, in which one or more United States persons in the aggregate, own more than 50 percent of the income or capital interests in the partnership or which is engaged in a trade or business in the United States at any time during its tax year, unless (i) the broker has documentary evidence in its records that the beneficial owner is a non-United States person and certain other conditions are met or (ii) the beneficial owner otherwise establishes an exemption. Under the Final Regulations, the payment of dividends or the payment of proceeds from the disposition of Class A Common Stock to a Non-U.S. Holder may be subject to information reporting and backup withholding unless such recipient satisfies applicable certification requirements or otherwise establishes an exemption.

     Any amount withheld under the backup withholding rules from a payment to a Non-U.S. Holder will be allowed as a refund or credit against such Non-U.S. Holder's United States federal income tax liability, provided that the required information is furnished to the Service.

                                 UNDERWRITING

     Subject to certain terms and conditions of an Underwriting Agreement, dated _______________, 1998 (the "Underwriting Agreement"), the underwriters named below (collectively, the "Underwriters"), who are represented by Donaldson, Lufkin & Jenrette Securities Corporation ("DLJ"), Goldman, Sachs & Co., Morgan Stanley & Co. Incorporated and Janco Partners (collectively, the "Representatives"), have agreed severally to purchase from the Selling Stockholders, and the Selling Stockholders have agreed severally to sell to each of the Underwriters, an aggregate of 5,000,000 shares of Class A Common Stock at the public offering price per share less the underwriting discounts and commissions set forth on the cover page of this Prospectus. The number of shares of Class A Common Stock that each Underwriter has agreed to purchase is set forth opposite its name below:

                                                                      NUMBER OF
                         UNDERWRITERS                                  SHARES
Donaldson, Lufkin & Jenrette Securities Corporation................
Goldman, Sachs & Co................................................
Morgan Stanley & Co. Incorporated..................................
Janco Partners.....................................................   ---------
     Total.........................................................   5,000,000
                                                                      =========

     The Underwriting Agreement provides that the obligations of the several Underwriters to purchase and accept delivery of the shares of Class A Common Stock offered hereby are subject to approval by their counsel of certain legal matters and to certain other conditions. The Underwriters are obligated to purchase and accept delivery of all shares of Class A Common Stock offered hereby (other than those covered by the over-allotment option described below) if any are purchased.

     The Underwriters propose initially to offer the shares of Class A Common Stock in part directly to the public at the price to the public set forth on the cover page of this Prospectus and in part to certain dealers (including the Underwriters) at such price less a concession not in excess of $__ per share. The Underwriters may allow, and such dealers may re-allow to certain other dealers, a concession not in excess of $__ per share. After this Offering, the offering price and other selling terms may be changed by the Underwriters.

     The Company has granted to the Underwriters an option, exercisable not later than 30 calendar days after the date of the Underwriting Agreement, to purchase from time to time, in whole or in part, up to an aggregate of 750,000 additional shares of Class A Common Stock at the public offering price set forth on the cover page of this Prospectus, less the underwriting discounts and commissions. The Underwriters may exercise such option solely to cover over-allotments, if any, made in connection with this Offering. To the extent that the Underwriters exercise such option, each Underwriter will become obligated, subject to certain conditions, to purchase its pro rata portion of such additional shares based on such Underwriter's percentage underwriting commitment as indicated in the preceding table.

     The Company and the Selling Stockholders have agreed to indemnify the Underwriters against certain civil liabilities, including liabilities under the Securities Act, or to contribute to payments that the Underwriters may be required to make in respect thereof.

     The Company and each of the Selling Stockholders and the executive officers and directors of the Company have agreed subject to certain exceptions, not to:
(i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of, directly or indirectly, any shares of Class A Common Stock or any securities convertible into or exercisable or exchangeable for Class A Common Stock; or (ii) enter into any swap or other arrangement that transfers all or a portion of the economic consequences associated with the ownership of any Class A Common Stock (regardless of whether any of the transactions described in clause (i) or (ii) is to be settled by the delivery of Class A Common Stock, or such other securities, in cash or otherwise) for a period of 90 days after the date of this Prospectus without the prior written consent of DLJ. In addition, during such period, the Company has also agreed not to file any registration statement with respect to, and each of its executive officers, directors and certain stockholders of the Company (including the Selling Stockholders) have agreed not to make any demand for, or exercise any right with respect to, the registration of any shares of Class A Common Stock or any securities convertible into or exercisable or exchangeable for Class A Common Stock without DLJ's prior written consent.

     Other than in the United States, no action has been taken by the Company, the Selling Stockholders or the Underwriters that would permit a public offering of the shares of Class A Common Stock offered hereby in any jurisdiction where action for that purpose is required. The shares of Class A Common Stock offered hereby may not be offered or sold, directly or indirectly, nor may this Prospectus or any other offering material or advertisements in connection with the offer and sale of any such shares of Class A Common Stock be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of such jurisdiction. Persons into whose possession this Prospectus comes are advised to inform themselves about and to observe any restrictions relating to the Offering of the Class A Common Stock and the distribution of this Prospectus. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any shares of Class A Common Stock offered hereby in any jurisdiction in which such an offer or a solicitation is unlawful.

     In the event the Class A Common Stock does not constitute an excepted security under the provisions of Regulation M by the Commission, the Underwriters and dealers may engage in passive market making transactions in accordance with Rule 103. In general, a passive market maker may not bid for or purchase shares of Class A Common Stock at a price that exceeds the highest independent bid. In addition, the net daily purchases made by any passive market maker generally may not exceed 30% of its average daily trading volume in the Class A Common Stock during a specified two-month prior period, or 200 shares, whichever is greater. A passive market maker must identify passive market making bids as such on the Nasdaq electronic inter-dealer reporting system. Passive market making may stabilize or maintain the market price of the Class A Common Stock above independent market levels. Underwriters and dealers are not required to engage in passive market making and may end passive market making activities at any time.

     In connection with this Offering, certain Underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Class A Common Stock. Specifically, the Underwriters may overallot this offering, creating a syndicate short position. In addition, the Underwriters may bid for and purchase shares of Class A Common Stock in the open market to cover syndicate short positions or to stabilize the price of the Class A Common Stock. These activities may stabilize or maintain the market price of the Class A Common Stock above independent market levels. The Underwriters are not required to engage in these activities and may end any of these activities at any time.

     Each of the Selling Stockholders and the Underwriters has represented and agreed that (a) it has not offered or sold, and for a period of six months from the date hereof, will not offer or sell any shares of Class A Common Stock to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which do not constitute an offer to the public in the United Kingdom for the purposes of the Public Offers of Securities Regulations 1995,
(b) it has complied and will comply with all applicable provisions of the Public Offers of Securities Regulations 1995 and the Financial Services Act 1986 with respect to anything done by it in relation to such shares of Class A Common Stock in, from or otherwise involving the United Kingdom and (c) it has only issued or passed on and will only issue or pass on in the United Kingdom any document received by it in connection with the issue or sale of such shares of Class A Common Stock to a person who is of a kind described in Article 11(3) of the Financial Services Act 1986 (Investment Advertisements) (Exemptions) Order 1996 (as amended) or is a person to whom the document may otherwise lawfully be issued or passed on.


                                    EXPERTS
     The consolidated financial statements of the Company as of February 28, 1998 and 1997 and for the years ended February 28, 1998, February 28, 1997 and February 29, 1996, incorporated by reference into this Prospectus and elsewhere in the Registration Statement from the Company's Form 10-K Annual Report for the year ended February 28, 1998, have been audited by Arthur Andersen

LLP, independent public accountants, as indicated in their report with respect thereto. In that report, that firm states that (i) with respect to the year ended February 28, 1997, it did not audit the financial statements of Tele Cable de Morelos S.A. de C.V. ("Megapo"), as of and for the year ended December 31, 1996, and (ii) with respect to the year ended February 29, 1996, it did not audit the financial statements of XYZ Entertainment Pty Ltd. ("XYZ"), Megapo, Monor Communications Group, Inc. ("Monor"), Cabodinamica TV Cabo Sao Paulo S.A. ("Net Sao Paulo"), or Telefenua S.A. ("Telefenua") as of and for the year ended December 31, 1995, investments that are reflected in its consolidated financial statements using the equity method of accounting (with respect to XYZ, Megapo, Monor and Net Sao Paulo) or consolidated (with respect to Telefenua). Instead, its report with regard to those entities is based solely on the reports of other auditors, namely Coopers & Lybrand (with respect to Telefenua), Deloitte Touche Tohmatsu (with respect to XYZ), Price Waterhouse Auditores Independentes (with respect to Net Sao Paulo, which contains an explanatory paragraph relating to Net Sao Paulo's ability to continue as a going concern as described in Note 1 to the financial statements), Coopers & Lybrand L.L.P. (with respect to Monor) and Galaz, Gomez Morfin, Chavero, Yamazaki, S.C. (with respect to Megapo). The reports referred to above have been incorporated by reference herein in reliance upon the authority of said firms.

     The consolidated financial statements of United International Properties, Inc. as of February 28, 1998 and 1997 and for the years ended February 28, 1998, February 28, 1997 and February 29, 1996 incorporated by reference into this Prospectus and elsewhere in the Registration Statement from the Company's Form 10-K Annual Report for the period ended February 28, 1998, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto. In that report, that firm states that (i) with respect to the years ended February 28, 1998 and 1997, it did not audit the financial statements of Megapo, as of and for the years ended December 31, 1997 and 1996, and (ii) with respect to the year ended February 29, 1996, it did not audit the financial statements of XYZ, Megapo, Monor, Net Sao Paulo, or Telefenua as of and for the year ended December 31, 1995. Instead, its report with regard to those entities is based on the reports of other auditors, namely Coopers & Lybrand (with respect to Telefenua), Deloitte Touche Tohmatsu (with respect to XYZ), Price Waterhouse Auditores Independentes (with respect to Net Sao Paulo, which contains an explanatory paragraph relating to Net Sao Paulo's ability to continue as a going concern as described in Note 1 to the financial statements), Coopers & Lybrand L.L.P. (with respect to Monor) and Galaz, Gomez, Morfin, Chavero, Yamazaki S.C. (with respect to Megapo). The reports referred to above have been incorporated by reference herein in reliance upon the authority of said firms as experts in giving said reports.

     The consolidated financial statements of UIH Europe, Inc. as of February 28, 1998 and 1997 and for the years ended February 28, 1998, February 28, 1997 and February 29, 1996 incorporated by reference into this Prospectus and from the Company's Form 10-K Annual Report for the period ended February 28, 1998, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are incorporated by reference herein upon the authority of said firm as experts in giving said report.

     The consolidated financial statements of United Pan-Europe Communications N.V. as at and for the years ended December 31, 1996 and 1997, incorporated by reference into this Prospectus from the Company's Form 10-K Annual Report for the period ended February 28, 1998, have been audited by Arthur Andersen & Co., independent public accountants, as indicated in their report with respect thereto, and are incorporated by reference herein upon the authority of said firm as experts in giving said report.

     The consolidated financial statements of United and Philips Communications B.V. as at December 31, 1995 and for the period from inception (July 13, 1995)to December 31, 1995, incorporated by reference into this Prospectus from the Company's Form 10-K Annual Report for the period ended February 28, 1998, have been jointly audited by Arthur Andersen & Co. and KPMG Accountants N.V., independent public accountants, as indicated in their report with respect thereto, and are incorporated by reference herein upon the authority of said firms as experts in giving said reports.


                                 LEGAL MATTERS

     The validity of the Shares offered hereby will be passed upon for the Company by Holme Roberts & Owen LLP, Denver, Colorado. Certain legal matters will be passed upon for the Underwriters by Skadden, Arps, Slate, Meagher & Flom LLP, Los Angeles, California.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

  NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR SOLICITATION OF AN OFFER TO BUY, TO ANY PERSON IN ANY JURISDICTION WHERE SUCH AN OFFER OR SOLICITATION WOULD BE UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                                ---------------

                               TABLE OF CONTENTS

                                                                            PAGE
Available Information......................................................   2
Information Incorporated by Reference......................................   2
Prospectus Summary.........................................................   4
Risk Factors...............................................................  17
Use of Proceeds............................................................  21
Dividend Policy............................................................  21
Market Price of Common Stock...............................................  21
Capitalization.............................................................  22
Selected Consolidated Financial Data.......................................  23
Pro Forma Consolidated Condensed Financial Information.....................  24
Management's Discussion and Analysis of Financial Condition................  26
Business...................................................................  30
Selling Stockholders.......................................................  44
Security Ownership of Certain Beneficial Owners and Management.............  45
Description to Capital Stock...............................................  46
Certain U.S. Federal Tax Consequences to Non-U.S. Purchasers...............  47
Underwriting...............................................................  50
Experts....................................................................  51
Legal Matters..............................................................  52

                                ---------------

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                               5,000,000 SHARES

          [LOGO OF UNITED INTERNATIONAL HOLDINGS, INC. APPEARS HERE]

                             CLASS A COMMON STOCK

                            -----------------------

                                  PROSPECTUS

                            -----------------------

                         DONALDSON, LUFKIN & JENRETTE
                            SECURITIES CORPORATION

                             GOLDMAN, SACHS & CO.

                          MORGAN STANLEY DEAN WITTER

                             JANCO PARTNERS, INC.

                                      , 1998

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

     Capitalized terms used but not defined in Part II have the meanings ascribed to them in the Prospectus contained in this Registration Statement.


ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following table sets forth the expenses (other than underwriting discounts and commissions) expected to be incurred in connection with the issuance and distribution of the securities registered hereby, all of which expenses, except for the Commission registration fee, are estimated:

         Securities and Exchange Commission registration fee..   $ 27,617
         NASD and blue sky fees...............................      9,362
         Legal fees and expenses..............................     60,000
         Accounting fees......................................     40,000
         Printing expenses....................................     60,000
         Miscellaneous........................................     28,021
                                                                 --------
           Total..............................................   $225,000
                                                                 ========

_____________
The above expenses will be borne by the Company.

ITEM 15.    INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Article VII of the Company's Certificate of Incorporation and Article VI of the Company's By-laws require the Company to indemnify, to the fullest extent authorized by applicable law, any person who is or is threatened to be made a party to any civil, criminal, administrative, investigative, or the action or proceeding instituted or threatened by reason of the fact that he is or was a director or officer of the Company or is or was serving at the request of the Company as a director, officer, partner, trustee, employee, fiduciary or agent of another corporation, partnership, joint venture, trust, other enterprise or employee benefit plan.

     Article VI of the Company's Certificate of Incorporation provides that, to the fullest extent permitted by the Delaware General Corporation Law ("DGCL"), directors of the Company shall not be liable to the Company or any of its stockholders for monetary damages for breach of a fiduciary duty by such director.

     Section 145 of the DGCL authorizes the indemnification of directors and officers against liability incurred by reason of the fact that such person was a director or officer and against expenses (including attorney's fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with defending any action seeking to establish such liability if such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation. Indemnification is also authorized with respect to any criminal action or proceeding where the officer or director had no reasonable cause to believe his conduct was unlawful. No person shall be entitled to indemnification under the DGCL, however, if such person shall have been adjudged to be liable to the corporation unless the Court of Chancery or the court in which such action or suit was brought determines that despite such adjudication of liability, such person is fairly and reasonably entitled to indemnification.

     The above discussion of the Company's Certificate of Incorporation and By-laws and Section 145 of the Delaware General Corporation Law is intended to be only a summary and is qualified in its entirety by the full text of each of the foregoing.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

  (a)    Exhibits

  1.1  Form of Underwriting Agreement.*

  4.1 Second Restated Certificate of Incorporation of the Company filed June 4, 1993.(1)

  4.2 Certificate of Amendment to the Certificate of Incorporation dated February 7, 1994.(2)

  4.3 Certificate of Designations with respect to Convertible Preferred Stock, Series A of the Company.(3)

  4.4  Restated Bylaws of the Company.(1)

  4.5  Specimen of Class A Common Stock certificate of the Company.(1)

  5.1 Opinion of Holme Roberts & Owen LLP as to the legality of the issuance of the Shares.*

 11.1  Statement re computation of per share earnings.

 23.1 Consent of Independent Public Accountants--Arthur Andersen LLP (United International Holdings, Inc.).

 23.2 Consent of Independent Public Accountants--Arthur Andersen LLP (United International Properties, Inc.).

 23.3 Consent of Independent Public Accountants--Arthur Andersen LLP (UIH Europe, Inc.).

 23.4 Consent of Independent Public Accountants--Arthur Andersen & Co. (United Pan-Europe Communications N.V.) (for the years ended December 31, 1997 and 1996).

 23.5 Consent of Independent Public Accountants--Arthur Andersen & Co. (United and Philips Communications B.V.) (for the year ended December 31, 1995).

 23.6 Consent of Independent Public Accountants--KPMG Accountants N.V. (United and Philips Communications B.V.) (for the year ended December 31, 1995).

 23.7 Consent of Independent Auditors--Deloitte Touche Tohmatsu (XYZ Entertainment Pty Ltd.).

 23.8 Consent of Independent Auditors--Galaz, Gomez Morfin, Chavero, Yamazaki, S.C. (Tele Cable de Morelos, S.A. de C.V.).

 23.9 Consent of Independent Public Accountants--Coopers & Lybrand L.L.P. (Monor Communications Group, Inc.).

23.10 Consent of Independent Accountants--Price Waterhouse Auditores Independentes (Cabodinamica TV Cabo Sao Paulo S.A.).

23.11  Consent of Independent Auditors--Coopers & Lybrand Tahiti (Telefenua
       S.A.).

23.12  The consent of Holme Roberts & Owen LLP is included in Exhibit 5.1.

 24.1  Powers of Attorney.
______________
*      To be filed by amendment.
(1) Incorporated by reference from Amendment No. 1 to the Company's Registration Statement on Form S-1 (File No. 33-61376) filed with the Commission on June 23, 1993.
(2) Incorporated by reference from Form 10-K for the year ended February 28, 1994 (File No. 0-21974).
(3) Incorporated by reference from the Form 8-K dated December 21, 1995 (File No. 0-21974).

ITEM 17.    UNDERTAKINGS

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment of the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by a controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by a final adjudication of such issue.

          The Registrant hereby undertakes that:

          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

               (i) To include any Prospectus required by section 10(a)(3) of the securities act of 1933;

               (ii) To reflect in the Prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

               (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

     Provided, however, that paragraphs (i) and (ii) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to section 13 or section 15(d) of the Exchange Act that are incorporated by reference in the registration statement.

          (2) That, for the purposes of determining any liability under the Securities Act, each post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     The undersigned registrant hereby undertakes to supplement the prospectus, after the expiration of the subscription period, to set forth the results of the subscription offer, the amount of unsubscribed securities to be purchased, and the terms of any subsequent reoffering thereof. If any public offering by the underwriters is to be made on terms differing from those set forth on the cover page of the prospectus, a post-effective amendment will be filed to set forth the terms of such offering.

                                  SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Denver, State of Colorado, on this 9th day of June, 1998.

                                   United International Holdings, Inc.,
                                        A Delaware corporation


                                   By:       /s/ J. Timothy Bryan
                                       -----------------------------------------
                                       J. Timothy Bryan, Chief Financial Officer

Pursuant to the requirements of the Securities Act of 1933, the Registrant has caused this Registration Statement to be signed by the following persons in the capacities and on the dates indicated.

                                           TITLE/POSITION HELD
          SIGNATURE                        WITH THE REGISTRANT                         DATE
          ---------                        -------------------                         ----
             *                             Chairman of the Board and Chief         June 9, 1998
------------------------------
     Gene W. Schneider                     Executive Officer

             *                             Executive Vice President and Director   June 9, 1998
------------------------------
     Mark L. Schneider

  /s/ J. Timothy Bryan                     Chief Financial Officer                 June 9, 1998
------------------------------
      J. Timothy Bryan

             *                             Director                                June 9, 1998
------------------------------
      Albert M. Carollo

             *                             Director                                June 9, 1998
------------------------------
    Lawrence F. DeGeorge

             *                             Director                                June 9, 1998
------------------------------
       John P. Cole, Jr.

             *                             Director                                June 9, 1998
------------------------------
   Lawrence J. DeGeorge

             *                             Director                                June 9, 1998
------------------------------
        John Riordan

             *                             Director                                June 9, 1998
------------------------------
     Antony P. Ressler

             *                             Director                                June 9, 1998
------------------------------
       Curtis Rochelle

             *                             Director                                June 9, 1998
------------------------------
      Bruce H. Spector

             *                             Controller (Principal Accounting        June 9, 1998
------------------------------
     Valerie L. Cover                      Officer)


  /s/ J. Timothy Bryan
------------------------------
By:   J. Timothy Bryan,
      Chief Financial Officer